As filed with the Securities and Exchange
                          Commission on April 4, 2006
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   Schedule TO


            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             THE WILBER CORPORATION
                       (Name of Subject Company (issuer))


                          THE WILBER CORPORATION-ISSUER
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                   967797 101
                      (CUSIP Number of Class of Securities)

                               Douglas C. Gulotty
                             The Wilber Corporation
                                 245 Main Street
                             Oneonta, New York 13820
                                 (607) 432-1700
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                             Clifford S. Weber, Esq.
                          Hinman, Howard & Kattell, LLP
                       106 Corporate Park Drive, Suite 317
                          White Plains, New York 10604
                                 (914) 694-4102

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        Transaction valuation*                      Amount of filing fee
--------------------------------------------------------------------------------
                $7,410,000                                $1,482
-------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 650,000 shares at the maximum tender offer price of $11.40 per share.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                 N/A                 Filing Party:    N/A

Form or Registration No.:               N/A                 Date Filed:      N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[_]      going-private transaction subject to Rule 13e-3.

[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

[_]

Item 1.  Summary Term Sheet.

         The information set forth in "Summary" of the Offer to Purchase dated April 4, 2006 ("Offer to Purchase") is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The issuer of the securities to which this Schedule TO relates is The Wilber Corporation, a New York corporation. The address of its principal executive office, and its mailing address is 245 Main Street, Oneonta, New York 13820; 607 432-1700.

         (b) This Schedule TO relates to the offer by The Wilber Corporation to purchase up to 650,000 shares, or such lesser number of shares as are properly tendered, of its common stock, $0.01 par value per share, 11,145,937 of which shares were outstanding as of March 17, 2006.

         (c) The information set forth in "Summary" and "Section 8, Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The Filing Person to which this Schedule TO relates is the Subject Company. For information regarding the Subject Company, see Item 2(a) above.

         The names, business addresses and business telephone numbers of the directors and officers of the Subject Company are as follows:

Brian R. Wright                                        David F. Wilber, III
Chairman of the Board                                  c/o Wilber National Bank Trust Department
The Wilber Corporation                                 P.O. Box 430
245 Main Street                                        245 Main Street
Oneonta, New York 13820                                Oneonta, New York 13820
(607) 432-1700                                         (607) 432-1700

Alfred S. Whittet                                      James F. Van Deusen
Vice Chairman of the Board                             President
The Wilber Corporation                                 Southern New York Claim Service
245 Main Street                                        One Walling Avenue
Oneonta, New York 13820                                Oneonta, New York 13820
(607) 432-1700                                         (607) 432-5015

Douglas C. Gulotty                                     Phillip J. Devine
President & Chief Executive Officer                    Attorney
The Wilber Corporation                                 9 Otsego Street
245 Main Street                                        Oneonta, New York 13820
Oneonta, New York 13820                                (607) 432-2350
(607) 432-1700


Joseph E. Sutaris                                      Geoffrey A. Smith
Secretary, Treasurer and Chief Financial Officer       President & Chief Executive Officer
The Wilber Corporation                                 Medical Coaches,  Inc
245 Main Street                                        399 County Highway 58
Oneonta, New York 13820                                Oneonta, New York 13820
(607) 432-1700                                         (607) 432-1333

James L. Seward                                        Joseph P. Mirabito
50th Senatorial District                               President
41 South Main Street                                   Mirabito Fuel Group
Oneonta, New York 13820                                44 Grand Street
(607) 432-5524                                         Sidney, New York 13838
                                                       (607) 561-2700

Richard E. Keene                                       Olon T. Archer
President & Chief Executive Officer                    President & Chief Executive Officer
Keeneland Farm, Inc.                                   Archer Enterprises, Inc.
1343 State Highway 51                                  15 Ravine Parkway
Gilberstville, New York                                Oneonta, New York 13820
(607) 783-2328                                         (607) 433-2222

Mary C. Albrecht
Retired Non-Profit Organization Executive
22 Newland Street
Otego, New York 13825
(607) 988-9044


Item 4.  Terms of the Transaction.

         (a) The information set forth in "Summary" and "Section 1, Number of Shares; Proration," "Section 3, Procedure for Tendering Shares," "Section 4, Withdrawal Rights," "Section 5, Acceptance for Payment of Shares and Payment of Purchase Price", "Section 9, "Purpose of the Offer; Certain Effects of the Offer," "Section 11, Source and Amount of Funds," "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares", "Section 13, Effects of the Offer on the Market for Shares; Registration under the Exchange Act", and "Section 16, Extension of Tender Period; Termination; Amendments", of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "Summary" and "Section 9, Purpose of the Offer; Certain Effects of the Offer" and "Section 12, Interest of the Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (a) Brian R. Wright, the Chairman of the Board of the Subject Company, is the beneficiary of an irrevocable trust ("Trust") established in a written instrument dated December 22, 2003, pursuant to which The Wilber National Bank ("Bank"), the Subject Company's wholly owned subsidiary, has been appointed as trustee. The Trust, which was established for tax planning purposes under Florida law: i) appoints the Bank as trustee to administer the Trust for Mr. Wright's benefit; ii) authorizes the Bank to make discretionary income and principal payments to Mr. Wright; iii) directs the Bank to distribute the trust property to Mr. Wright in each calendar year on a distribution date; and iv) authorizes the Bank to vote securities which are part of the Trust property, including the shares of the Subject Company's common stock beneficially owned by Mr. Wright.

Item 6.  Purposes of the Transaction and Plans and Proposals.

         (a)-(c) The information set forth in "Summary", "Section 9, Purpose of the Offer; Certain Effects of the Offer," "Section 11, Source and Amount of Funds," and "Section 12, Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a),(b),(d) The information set forth in "Section 11, Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 8.  Interest in Securities of the Subject Company.

         (a) The beneficial ownership of shares of the Subject Company's officers and directors as of March 17, 2006, is as follows:

         Brian R. Wright-3,433,600 shares (30.81%); David F. Wilber, III-374,976 shares (3.36%); Phillip J. Devine-78,520 shares (.70%); Joseph P. Mirabito-70,715 shares (.63%);Olon T. Archer-34,100 shares (.31%); James F. Van Deusen-25,000 shares (.22%); Alfred S. Whittet- 12,000 shares (.11%); Richard E. Keene-4,800 shares (.04%); Geoffrey A. Smith- 2,800 shares (.03%); James L. Seward-1,600 shares (.01%); Mary C. Albrecht- 400 shares (.004%); Douglas C. Gulotty-200 shares (.002%); Joseph E. Sutaris-100 shares (.0009%).

         (b) Pursuant to the terms of the trust described in Item 5(a), on February 28, 2006, legal title to the shares of the Subject Company's common stock held in such trust was transferred from the Bank to Mr. Wright.

Item 9.  Persons/Assets, Retained, Employed, Compensated, or Used.

         The information set forth in "Section 17, Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

         (a)-(b) Not applicable pursuant to Instruction 2 of Item 10 of Schedule TO. For a better understanding of the effects of this transaction, however, certain historical and pro forma financial information has been set forth in "Section 10, Information Concerning The Wilber Corporation -Summary Historical and Pro Forma Financial Information" of the Offer to Purchase.

Item 11. Additional Information.

         (a) If the Subject Company purchases additional shares in an amount up to 2% of its outstanding shares, the approval of The Office of the Comptroller of the Currency may be required for the dividend which the Wilber National Bank will pay to the Subject Company to fund the purchase of shares tendered pursuant to the Offer to Purchase. If the Subject Company finances the purchase of tendered shares through the issuance of trust preferred securities, the approval of the Board of Governors of the Federal Reserve System will be required. See the information set forth in "Section 11, Source and Amount of Funds", "Section 14, Legal Matters, Regulatory Approvals" and "Section 16, Extension of Tender Period; Termination; Amendments" of the Offer to Purchase.

         (b) Not applicable.

Item 12. Exhibits.

         (a) (1) Form of Offer to Purchase, dated April 4, 2006 and form of Letter of Transmittal, including the Certification of Taxpayer Identification Number on Form W-9.

             (2) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees; form of Letter to Shareholders of the Company, dated April 4, 2006, from Douglas C. Gulotty, President and Chief Executive Officer of the Subject Company; Notice of Guaranteed Delivery; Instruction Booklet; W-9 Guidelines; text of Press Release issued by the Company, dated April 4, 2006; and text of Press Announcement to be published in local and regional newspapers on or after April 4, 2006.

         (b)      Not applicable.

         (d)      Brian Wright  Intangible  Property  Trust,  dated December 22,
                  2003

         (g)      Not applicable.

         (h)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

April 4, 2006                         THE WILBER CORPORATION

                                      /s/ Douglas C. Gulotty
                                      -----------------------------------
                                      Douglas C. Gulotty
                                      President and Chief Executive Officer

                                                               Exhibit (a)(1)(i)

                            The Wilber Corporation
                                 245 Main Street
                             Oneonta, New York 13820
                                 (607) 432-1700


                                Offer to Purchase


                           Up to 650,000 Shares of its
                Common Stock, Par Value $0.01 Per Share for Cash

                   At a Purchase Price Not Greater Than $11.40
                          Nor Less Than $9.90 Per Share

          THE OFFER TO PURCHASE, PRORATION PERIOD AND WITHDRAWAL RIGHTS
             EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 4, 2006
                    UNLESS THE OFFER TO PURCHASE IS EXTENDED

         Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to Sandler O'Neill & Partners, L.P., the Dealer Manager/Information Agent, at the address and telephone number set forth on the back cover of this Offer to Purchase, and copies will be furnished promptly at The Wilber Corporation's expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company, legal or financial advisor for assistance concerning the offer.

         No person has been authorized to make any recommendation on behalf of The Wilber Corporation as to whether shareholders should tender shares pursuant to the offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained in this document or in the related Letter of Transmittal. If given or made, the recommendation and the other information and representations must not be relied upon as having been authorized by The Wilber Corporation.

         As used in this Offer to Purchase, the words "we", "us", "our" and other similar words mean The Wilber Corporation and, where the context so indicates, its subsidiaries. We sometimes refer to The Wilber Corporation as the "Company" and to its wholly owned subsidiary, Wilber National Bank, as the "Bank".

         You may view and print this Offer to Purchase, the Letter of Transmittal and other exhibits at our web site at "www.wilberbank.com" under the link "About Us".

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION OR PASSED UPON THE
MERITS OR FAIRNESS OF SUCH TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

             The Dealer Manager/Information Agent for the offer is:

                        Sandler O'Neill & Partners, L.P.

               The date of this Offer to Purchase is April 4, 2006

                                TABLE OF CONTENTS
                                                                            Page

QUESTIONS AND ANSWERS ABOUT THE OFFER TO PURCHASE..............................1

SUMMARY........................................................................1

1. NUMBER OF SHARES; PRORATION.................................................2

2. TENDERS BY HOLDERS OF FEWER THAN 100 SHARES.................................4

3. PROCEDURE FOR TENDERING SHARES..............................................5

4. WITHDRAWAL RIGHTS...........................................................8

5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE..............9

6. CONDITIONAL TENDER OF SHARES...............................................10

7. CONDITIONS OF THE OFFER TO PURCHASE........................................10

8. PRICE RANGE OF SHARES; DIVIDENDS...........................................12

9. PURPOSE OF THE OFFER TO PURCHASE; CERTAIN EFFECTS OF THE
OFFER TO PURCHASE.............................................................13

10. INFORMATION CONCERNING THE WILBER CORPORATION.............................15

11. SOURCE AND AMOUNT OF FUNDS................................................19

12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS
CONCERNING SHARES.............................................................19

13. EFFECTS OF THE OFFER TO PURCHASE ON THE MARKET FOR SHARES;
REGISTRATION UNDER THE EXCHANGE ACT...........................................21

14. LEGAL MATTERS; REGULATORY APPROVALS.......................................21

15. FEDERAL INCOME TAX CONSEQUENCES...........................................22

16. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.......................26

17. SOLICITATION FEES AND EXPENSES............................................27

18. WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION...............................27

                QUESTIONS AND ANSWERS ABOUT THE OFFER TO PURCHASE


What is the Offer?

We are inviting our shareholders to tender their shares of The Wilber Corporation common stock, $.01 par value, at prices within the range of $9.90 to $11.40 per share, payable net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the associated Letter of Transmittal.

What is the market price for the common stock compared to the purchase price in the Offer?

On March 17, 2006, the closing price for the shares as reported by the American Stock Exchange was $10.00 per share. We encourage you to obtain current market quotations for The Wilber Corporation shares. The trading symbol for The Wilber Corporation shares is "GIW."

What will happen if more than 650,000 shares are tendered?

If more than 650,000 shares are tendered, we may purchase tendered shares: (i) first from any shareholder who owned, beneficially or of record, as of the close of business on March 17, 2006 and continues to own, beneficially or of record, as of the Expiration Date of the Offer (as defined herein), an aggregate of fewer than 100 shares and who validly tenders all of his or her shares; and (ii) then, subject to proration as described in this Offer to Purchase, from all other tendering shareholders. This means that we will not purchase all of the shares that you may tender to us if too many shares are tendered by our shareholders, unless you qualify as an "odd lot" holder as described in (i) above. In the event more than 650,000 shares are validly tendered, we may decide to purchase additional shares in an amount up to 2% of our outstanding shares (currently equal to about 222,919 shares).

What is the purpose of the Offer?

Prior to announcing our offer, we have considered a variety of alternative uses of our excess capital. After considering these alternatives, we have determined that investing in our shares would result in a more optimal capital structure. Our Offer also provides our shareholders who are considering a sale of their shares with the opportunity, if those shares are purchased in our Offer, to sell those shares for cash without the usual transaction costs associated with open market sales. See Section 9 of this Offer to Purchase for more information on our purpose in making the offer.

How do I tender shares that I hold in certificate form ?

If you hold your shares in certificate form, you must return a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, together with the certificates for the shares being tendered, to our depositary, Registrar and Transfer Company (the "Depositary"). These items must be received by the Depositary by 5:00 p.m., New York City Time on May 4, 2006, unless the offer is extended.

How do I tender my shares if they are held by my broker?

If your shares are registered in street name with a broker, dealer, commercial bank, trust company or other nominee, you will need to contact your broker, bank or other nominee and instruct the nominee to make the tender of your shares for you. You cannot tender your shares using the Letter of Transmittal even though you may have received one for your information. If you are a broker and are tendering shares in book-entry form for your customers, you must comply with the book-entry delivery procedure described in Section 3 of this Offer to Purchase.

What if I can't deliver my shares in time?

If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date, the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary before the Expiration Date, you can still tender your shares by following the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.

What if I can't deliver my shares in time?

If you want to tender your shares but your share certificates are not immediately available or cannot be delivered to the Depositary before the Expiration Date, the procedure for book-entry transfer cannot be completed on a timely basis, or time will not permit all required documents to reach the Depositary before the Expiration Date, you can still tender your shares by following the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.

Do I have to sell my shares?

No. Shareholders are not required to tender any shares, and there is no minimum or maximum number of shares that must be tendered.

What happens if I do not tender my shares?

Your shares of The Wilber Corporation common stock will remain outstanding without a change in their terms or ownership rights. You will continue to own the same number of shares without any adjustment, and you will continue to receive the same dividend and voting rights on a per share basis as any other shareholder. However, if we purchase shares as described in the Offer to Purchase, the percentage of the outstanding shares which you own will increase because the number of outstanding shares will be reduced and there will be other effects. See Section 9 of this Offer to Purchase for more information on these effects.

What if the terms of the Offer change?

In the event the Expiration Date is extended or if the terms of the Offer are materially changed, we will generally give notice of the change, and for a period of at least 5 business days, and under certain circumstances at least 10 business days from the notice, you will be able to change or withdraw your tender.

Is there any brokerage commission?

No. We will purchase shares directly from each shareholder at the purchase price. However, if you hold your shares through a broker or other nominee, you should check to see if they will impose a charge for tendering shares on your behalf.

Can I change or cancel my tender?

You may increase or decrease the number of shares indicated in the Letter of Transmittal or withdraw it entirely up until 5:00 p.m., New York City Time on the Expiration Date, which currently is May 4, 2006. Generally, after the Expiration Date, you cannot withdraw your tender. If you desire to change or withdraw your tender, you are responsible to make certain that a valid withdrawal is received by the deadline. Except as discussed in Section 4 of this Offer to Purchase, tenders are irrevocable after the May 4, 2006 deadline. If you hold your shares through a bank, broker or other nominee, that bank, broker or nominee may have an earlier deadline to change or withdraw your tender.

Is The Wilber Corporation making any recommendation about whether I should tender my shares

Neither The Wilber Corporation nor our board of directors or officers, the Dealer Manager/Information Agent or the Depositary makes any recommendation to any shareholder as to whether to tender all or any shares. You must make your own decision as to whether to tender shares and, if so, how many shares to tender.

How can I get help in completing the Letter of Transmittal or in tendering my shares?

You may call our dealer manager/information agent, Sandler O'Neill & Partners, L.P. (the "Dealer Manager/Information Agent"), toll free at (800) 635-6851 to get assistance on such matters.


How can I get additional tender offer materials?

If you need additional tender offer materials, you may call the Dealer Manager/Information Agent, toll free at (800) 635-6851 between 9:00 a.m. and 5:00 p.m., New York City Time, Monday through Friday or at the Company's website at "www.wilberbank.com".

To the Holders of Shares of Common Stock of The Wilber Corporation

                                     SUMMARY

         The Wilber Corporation is inviting its shareholders to sell shares of its common stock back to The Wilber Corporation for cash. Set forth below are the material terms of this Offer to Purchase:

         o The Wilber Corporation will purchase up to 650,000 shares of its common stock. See "Number of Shares; Proration" in Section 1 of this document.

         o The Wilber Corporation will purchase these shares within a price range of $9.90 to $11.40 per share as determined by tendering shareholders. See "Number of Shares; Proration" in Section 1 of this document.

         o Each shareholder must determine whether to sell stock, how much to sell, and at what price the shareholder is willing to sell. If you wish to sell your stock without specifying a price, you may check the appropriate box on the accompanying Letter of Transmittal and your shares will be considered to be tendered at the Purchase Price determined by the Company, referred to in this document as the "Purchase Price". See "Number of Shares; Proration" in Section 1 and "Procedures for Tendering Shares" in Section 3 of this document and in the Letter of Transmittal.

         o All shares will be purchased at the same price. See "Number of Shares; Proration" in Section 1 of this document.

         o If more than 650,000 shares are tendered at or below the Purchase Price, The Wilber Corporation will first acquire shares held by persons who own less than 100 shares and then will acquire shares from other tendering shareholders on a pro rata basis. See "Number of Shares; Proration" in Section 1 and "Tenders by Holders of Fewer Than 100 Shares" in Section 2 of this document.

         o The Offer to Purchase is not conditioned upon any minimum number of shares being tendered. The Offer to Purchase is, however, subject to other conditions. See "Conditions of the Offer" in Section 7 of this document.

         o You must properly complete and execute the Letter of Transmittal, which must be received by 5:00 p.m. New York City Time, on May 4, 2006 in order to sell your shares to us in this Offer to Purchase. See "Procedure for Tendering Shares" in Section 3 of this document.

         o This Offer to Purchase is scheduled to expire at 5:00 p.m. New York City Time, on May 4, 2006. See "Number of Shares; Proration" in
            Section 1 of this document.

         o The Company may extend the offering period at any time in its sole discretion and will announce any such extension in a press release. See "Extension of Tender Period; Termination; Amendments" in Section 16 of this document.

         o Shareholders may withdraw tendered shares at any time prior to the expiration of the Offer to Purchase, which is currently scheduled to occur on May 4, 2006. Tenders will then be irrevocable until May 31, 2006 when they may be withdrawn by shareholders if they have not been accepted for payment by The Wilber Corporation. See "Withdrawal Rights" in Section 4 of this document.

         o Written notice of a withdrawal must be provided to the Depositary. The information required and method of notification is different if you hold your shares directly or through a broker. See "Withdrawal Rights" in Section 4 of this document.

         o Once the price is set, conditional tenders and prorations will be considered. Then checks for all accepted tenders will be issued by the Depositary. See "Acceptance for Payment of Shares and Payment of Purchase Price" in Section 5 of this document.

         o The Wilber Corporation expects to announce the final results of any proration within seven trading days of the Expiration Date, as defined in Section 1. See "Acceptance for Payment of Shares and Payment of Purchase Price" in Section 5 of this document.

         o Shareholders who don't tender their shares will increase their percentage ownership in the Company. These shareholders will include those executive officers and directors of The Wilber Corporation who do not tender any of their shares. We have been advised that one director intends to tender up to an aggregate of 120,000 of his beneficially owned shares. The Bank, as trustee for various trusts it administers, plans to tender up to an aggregate of 69,520 of the shares of the Company held by such trusts. See "Purpose of the Offer; Certain Effects of the Offer" in Section 9 and "Interest of Directors and Officers; Transaction and Arrangements Concerning Shares" in Section 12 of this document.

         o Generally, for federal income tax purposes, shareholders will recognize a gain or a loss on the tendered shares equal to the difference between the cash paid by The Wilber Corporation and the shareholder's tax basis. See "Federal Income Tax Consequences" in
            Section 15 of this document.

1.       NUMBER OF SHARES; PRORATION

         Upon the terms and subject to the conditions described in this document and in the Letter of Transmittal, we will purchase up to 650,000 shares of the common stock of The Wilber Corporation that are validly tendered on or prior to the Expiration Date of the Offer to Purchase, and not withdrawn in accordance with Section 4, at a price, determined in the manner set forth below, not greater than $11.40 nor less than $9.90 per share. The later of 5:00 p.m., New York City Time, on May 4, 2006, or the latest time and date to which the Offer to Purchase is extended pursuant to Section 16, is referred to herein as the "Expiration Date." If this Offer to Purchase is oversubscribed as described below, only shares tendered at or below the Purchase Price on or prior to the Expiration Date will be eligible for proration. The proration period also expires on the Expiration Date.

         The Wilber Corporation will determine the Purchase Price taking into consideration the number of shares tendered and the prices specified by tendering shareholders. We will select the lowest Purchase Price that will enable us to purchase 650,000 shares, or such lesser number of shares as is validly tendered and not withdrawn, at prices not greater than $11.40 nor less than $9.90 per share, pursuant to this Offer to Purchase. Subject to Section 16, we may, and we reserve the right to, purchase an additional amount of shares, not to exceed 2% of our outstanding common shares, without amending or extending our offer. Based upon the 11,145,937 shares currently outstanding, this means that we could elect to purchase up to an additional 222,919 shares, which, at the maximum purchase price of $11.40 per share, would be an additional purchase cost of $2,541,277, exclusive of associated costs and expenses. Although we will consider making such additional purchases, we have no obligation to do so and you should not base your decision on whether to tender your shares or the price at which you tender shares, on the expectation that we will purchase any additional shares. Our decision whether to purchase additional shares, and how many of such additional shares are purchased, will depend upon our assessments, at the time that we must make our decision regarding the purchase of any such additional shares, of general market, economic and business conditions, and of our strategic plans, financial condition, results of operations, liquidity and capital resources.

         This Offer to Purchase is not conditioned on any minimum number of shares being tendered, but it is subject to certain other conditions. See
Section 7.

         In accordance with Instruction 5 of the Letter of Transmittal, each shareholder who wishes to tender shares must specify the price, not greater than $11.40 nor less than $9.90 per share, at which the shareholder is willing to tender the shares. As promptly as practicable following the Expiration Date, we will determine the Purchase Price, not greater than $11.40 nor less than $9.90 per share, that we will pay for shares validly tendered and not withdrawn pursuant to this Offer to Purchase, taking into account the number of shares tendered and the prices specified by tendering shareholders. All shares purchased pursuant to this Offer to Purchase will be purchased at the same price. All shares not purchased pursuant to this Offer to Purchase, including shares tendered at prices greater than the Purchase Price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase, will be returned to the tendering shareholders at our expense as promptly as practicable following the Expiration Date.

         Upon the terms and subject to the conditions of this Offer to Purchase:
i) if 650,000 or fewer shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, we will purchase all the shares; and ii) if more than 650,000 shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date, we will purchase shares in the following order of priority:

                  (i) first, all shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any shareholder who owned beneficially, as of the close of business on March 17, 2006 and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 shares and who validly tenders all of such shares (partial and conditional tenders will not qualify for this preference) and completes the box captioned "Odd Lots" on the Letter of Transmittal; and

                  (ii) then, after purchase of all of the foregoing shares, subject to the conditional tender provisions described in Section 6, all other shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date on a pro rata basis, if necessary, with appropriate adjustments to avoid purchases of fractional shares.

         Promptly after the Expiration Date, we will announce the Purchase Price and commence payment for any shares purchased pursuant to this Offer to Purchase. If, however, proration of tendered shares is required: (i) because of the difficulty in determining the number of shares validly tendered; (ii) as a result of the "odd lot" procedure described in Section 2; or (iii) as a result of the conditional tender procedure described in Section 6, we may not be able to announce the final proration factor or to commence payment for any shares purchased pursuant to this Offer to Purchase until approximately seven American Stock Exchange ("Amex(R)") trading days after the Expiration Date. If this occurs, preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date. Holders of shares may obtain such preliminary information from the Dealer Manager/Information Agent.

         We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 16. There can be no assurance, however, that we will exercise our right to extend the Offer to Purchase.

         For purposes of the Offer to Purchase, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City Time.

         Copies of this Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of shares of The Wilber Corporation common stock and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on our shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

2.       TENDERS BY HOLDERS OF FEWER THAN 100 SHARES

         Unless our purchase would reduce the number of our shareholders to less than 300 or would cause the delisting of the shares on the Amex(R), all shares validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date by or on behalf of any shareholder who owned beneficially as of the close of business on March 17, 2006, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 shares, will be accepted for purchase before proration, if any, of other tendered shares. Partial or conditional tenders will not qualify for this preference, and it is not available to beneficial holders of 100 or more shares, even if the holders have separate stock certificates for fewer than 100 shares. By accepting this Offer to Purchase, a shareholder owning beneficially fewer than 100 shares will avoid the payment of brokerage commissions and the applicable odd lot charge payable in a sale of such shares in a transaction effected on a securities exchange.

         As of March 17, 2006 there were approximately 532 holders of record of shares of The Wilber Corporation. Approximately 90 of these holders of record held individually fewer than 100 shares and held in the aggregate approximately 3,260 shares. Because of the large number of shares held in the names of brokers and nominees, we are unable to estimate the number of beneficial owners of fewer than 100 shares or the aggregate number of shares they own. Any shareholder wishing to tender all of his or her shares pursuant to this Section 2 should complete the box captioned "Odd Lots" on the Letter of Transmittal.

3.       PROCEDURE FOR TENDERING SHARES

         To tender shares validly pursuant to the Offer to Purchase, a properly completed and duly executed Letter of Transmittal or facsimile thereof, together with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and either: (i) certificates for the shares to be tendered must be received by the Depositary at such address; or (ii) the shares must be delivered pursuant to the procedures for book-entry transfer described below, and a confirmation of the delivery received by the Depositary, in each case on or prior to the Expiration Date.

         In accordance with Instruction 5 of the Letter of Transmittal, in order to tender shares pursuant to this Offer to Purchase, a shareholder must indicate in the section captioned "Price (In Dollars) Per Share At Which Shares Are Being Tendered" on the Letter of Transmittal either: (i) the price, in multiples of $0.10, at which the shares are being tendered; or (ii) that the shares are being tendered at the Purchase Price determined by The Wilber Corporation in accordance with the terms of this Offer to Purchase. For a tender of shares to be valid, a price box, but only one price box, on each Letter of Transmittal must be checked.

         Shareholders wishing to tender shares at more than one price must complete separate Letters of Transmittal for each price at which shares are being tendered. The same shares cannot be tendered at more than one price.

         The Depositary, Registrar and Transfer Company, will establish an account with respect to the shares tendered at The Depository Trust Company, which is a book-entry transfer facility, and any financial institution that is a participant in the system of the book-entry transfer facility may make delivery of shares by causing the book-entry transfer facility to transfer such shares into the Depositary's account in accordance with the procedures of the book-entry transfer facility. Although delivery of shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, or an agent's message, as defined below, together with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. Delivery of required documents to the book-entry transfer facility in accordance with its procedures does not constitute delivery to the Depositary and will not constitute a valid tender.

         The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares, that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that The Wilber Corporation may enforce the agreement against the participant.

         Except as set forth below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved signature guarantee medallion program, each of the foregoing being referred to as an "eligible institution". Signatures on a Letter of Transmittal need not be guaranteed if: (i) the Letter of Transmittal is signed by the registered holder of the shares, which, for the purposes of this Section 3 includes a participant in the book-entry transfer facility whose name appears on a security position listing as the holder of the shares, tendered therewith and the holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or (ii) the shares are tendered for the account of an eligible institution. See Instructions 1 and 6 of the Letter of Transmittal.

         Guaranteed Delivery. If a shareholder desires to tender shares under the tender offer and: i) the shareholder's share certificates are not immediately available; ii) the shareholder cannot deliver the share certificates to the Depositary before the Expiration Date; iii) the shareholder cannot complete the procedure for book-entry transfer on a timely basis; or iv) time will not permit all required documents to reach the Depositary before the Expiration Date, the shareholder may nevertheless tender the shares, provided that the shareholder satisfies all of the following conditions:

            o the shareholder makes the tender by or through an eligible guarantor institution;

            o the Depositary receives by hand, mail, overnight courier or facsimile transmission, before the Expiration Date, a properly completed and duly executed notice of guaranteed delivery in the form we have provided, specifying the price at which the shareholder is tendering shares, including (where required) a guarantee by an eligible guarantor institution in the form set forth in such notice of guaranteed delivery; and

            o the Depositary receives the share certificates, in proper form for transfer, or confirmation of book-entry transfer of the shares into the Depositary's account at the book-entry transfer facility, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, and including any required signature guarantees, or an agent's message, and any other documents required by the Letter of Transmittal, within three Amex(R)trading days after the date of receipt by the Depositary of the notice of guaranteed delivery

         The method of delivery of shares and all other required documents is at the option and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases sufficient time should be allowed to assure timely delivery to the Depositary.

         To prevent United States federal income tax backup withholding equal to 28% of the gross payments made pursuant to the Offer to Purchase, each tendering shareholder must provide the Depositary with the shareholder's correct taxpayer identification number and certain other information by properly completing the substitute Form W-9 included in the Letter of Transmittal. Foreign shareholders, as defined in Section 15, must submit a properly completed Form W-8, which may be obtained from the Depositary, in order to prevent backup withholding. In general, backup withholding does not apply to corporations or to foreign shareholders subject to 30%, or lower treaty rate, withholding on gross payments received pursuant to the Offer to Purchase, as discussed in Section 15. For a discussion of certain federal income tax consequences to tendering shareholders, see Section 15. Each shareholder is urged to consult with his or her own tax advisor regarding his, her or its qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.

         It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), as amended, for a person to tender shares for his or her own account unless the person so tendering: (i) has a net long position equal to or greater than the amount of (x) shares tendered or (y) other securities immediately convertible into, exercisable or exchangeable for the amount of shares tendered and will acquire such shares for tender by conversion, exercise or exchange of such other securities; and (ii) will cause such shares to be delivered in accordance with the terms of the Offer to Purchase. Rule 14e-4 provides a similar restriction applicable to the tender of shares on behalf of another person. The tender of shares pursuant to any one of the procedures described above will constitute the tendering shareholder's representation and warranty that: (1) the shareholder has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act; and (2) the tender of such shares complies with Rule 14e-4. Our acceptance for payment of shares tendered pursuant to the Offer to Purchase will constitute a binding agreement between the tendering shareholder and us upon the terms and subject to the conditions of the Offer to Purchase.

         All questions as to the Purchase Price, the form of documents, the number of shares to be accepted and the validity, eligibility, including time of receipt, and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of shares that we determine are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of any particular shares. None of The Wilber Corporation, the Dealer Manager/Information Agent, the Depositary or any other person is or will be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice.

         Certificates for shares, together with a properly completed Letter of Transmittal or, in the case of a book-entry transfer, an agent's message, and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to The Wilber Corporation or to a branch office of Wilber National Bank. Any such documents delivered to us will not be forwarded to the Depositary and therefore will not be deemed to be properly tendered.

4.       WITHDRAWAL RIGHTS

         Tenders of shares made pursuant to the Offer to Purchase may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that they may be withdrawn after 12:00 midnight, New York City Time, on May 31, 2006 unless previously accepted for payment by us as provided in this Offer to Purchase. If we extend the period of time during which the Offer to Purchase is open, are delayed in purchasing shares or are unable to purchase shares pursuant to the Offer to Purchase for any reason, then, without prejudice to our rights under the Offer to Purchase, the Depositary may, on our behalf, retain all shares tendered, and the shares may not be withdrawn except as otherwise provided in this Section 4, and subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities promptly after the termination or withdrawal of the tender offer.

         Withdrawal of Shares Held in Physical Form. For a withdrawal to be effective, a shareholder of shares held in physical form must provide a written, telegraphic, or facsimile transmission notice of withdrawal to the Depositary at its address set forth on the back cover page of this Offer to Purchase before the Expiration Date, which notice must contain: (i) the name of the person who tendered the shares; (ii) a description of the shares to be withdrawn; (iii) the certificate numbers shown on the particular certificates evidencing the shares;
(iv) the signature of the shareholder executed in the same manner as the original signature on the Letter of Transmittal, including any signature guarantee, if such original signature was guaranteed; and (v) if the shares are held by a new beneficial owner, evidence satisfactory to The Wilber Corporation that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

         Withdrawal of Shares Held with the Book-Entry Transfer Facility. For a withdrawal to be effective, a shareholder of shares held with the book-entry transfer facility must: (i) call his or her broker and instruct the broker to withdraw the tender of shares by debiting the Depositary's account at the book-entry transfer facility for all shares to be withdrawn; and (ii) instruct the broker to provide a written, telegraphic, or facsimile transmission notice of withdrawal to the Depositary on or before the Expiration Date. The notice of withdrawal shall contain: (a) the name of the person who tendered the shares;
(b) a description of the shares to be withdrawn; and (c) if the shares are held by a new beneficial owner, evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares. A purported notice of withdrawal which lacks any of the required information will not be an effective withdrawal of a tender previously made.

         Any permitted withdrawals of tenders of shares may not be rescinded, and any shares so withdrawn will thereafter be deemed not validly tendered for purposes of the Offer to Purchase; provided, however, that withdrawn shares may be re-tendered by following the tendering procedures prior to the Expiration Date.

         All questions as to the form and validity, including time of receipt, of any notice of withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. None of the Company, the Dealer Manager/Information Agent, the

Depositary or any other person is or will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5.       ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE

         Upon the terms and subject to the conditions of the Offer to Purchase, and promptly after the Expiration Date, we will determine the Purchase Price, taking into consideration the number of shares tendered and the prices specified by tendering shareholders, announce the Purchase Price and, subject to the proration and conditional tender provisions of the Offer to Purchase, accept for payment and pay the Purchase Price for shares validly tendered and not withdrawn at or below the Purchase Price. Payment for all shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer to Purchase will be made by the Depositary by check as promptly as practicable. Payment for shares accepted pursuant to the Offer to Purchase will be made only after timely receipt by the Depositary of: (i) certificates for such shares or confirmation of a book-entry transfer of such shares into the Depositary's account at the book-entry transfer facility; (ii) a properly completed and duly executed Letter of Transmittal or a manually signed copy thereof, with any required signature guarantees, or in the case of a book-entry delivery, an agent's message; and (iii) any other required documents.

         For  purposes  of the  Offer to  Purchase,  we shall be  deemed to have accepted for payment, and thereby purchased, subject to proration and conditional tenders, shares that are validly tendered and not withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of the shares. In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, we do not expect to be able to announce the final results of any such proration until approximately seven Amex(R) trading days after the Expiration Date. We will pay for shares that we have purchased pursuant to the Offer to Purchase by depositing the aggregate Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering shareholders for the purpose of receiving payment from us and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on amounts to be paid to tendering shareholders, regardless of any delay in making such payment.

         Certificates for all shares not purchased pursuant to this Offer to Purchase will be returned, or, in the case of shares tendered by book-entry transfer, the shares will be credited to an account maintained with the book-entry transfer facility by the participant therein who so delivered the shares, as promptly as practicable following the Expiration Date without expense to the tendering shareholder.

         Payment for shares may be delayed in the event of difficulty in determining the number of shares properly tendered or if proration is required. See Section 1. In addition, if certain events occur, we may not be obligated to purchase shares. See Section 7.

         We will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to us or our order pursuant to the Offer to Purchase. If, however, payment of the Purchase Price is to be made to, or a portion of the shares delivered, whether in certificated form or by book-entry, but not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered shares are registered in the name of any person other than the person signing the Letter of Transmittal, unless the person is signing in a representative or fiduciary capacity, the amount of any stock transfer taxes, whether imposed on the registered holder, such other person or otherwise, payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 7 to the Letter of Transmittal.

         Any tendering shareholder or other payee who fails to complete fully and sign the substitute Form W-9 included in the Letter of Transmittal or, in the case of a foreign individual, a Form W-8, may be subject to required federal income tax withholding of 28% of the gross proceeds paid to such shareholder or other payee. See Section 3.

6.       CONDITIONAL TENDER OF SHARES

         As set forth in Section 1, we may prorate the number of shares purchased pursuant to the Offer to Purchase. As discussed in Section 15, the number of shares to be purchased from a particular shareholder might affect the tax treatment of the purchase for the shareholder and the shareholder's decision whether to tender. Each shareholder is urged to consult with his or her own tax advisor. Accordingly, a shareholder may tender shares subject to the condition that a specified minimum number of the shareholder's shares tendered pursuant to a Letter of Transmittal must be purchased if any shares so tendered are purchased. Any shareholder desiring to make a conditional tender must so indicate in the box captioned "Conditional Tender" in the Letter of Transmittal.

         Any tendering shareholders wishing to make a conditional tender must calculate and indicate in the Letter of Transmittal the minimum number of shares to be tendered. If the effect of accepting tenders on a pro rata basis would be to reduce the number of shares to be purchased from any shareholder, tendered pursuant to a Letter of Transmittal, below the minimum number so specified, the tender will automatically be regarded as withdrawn, except as provided in the next paragraph, and all shares tendered by the shareholder pursuant to the applicable Letter of Transmittal will be returned as promptly as practicable thereafter.

         If conditional tenders that would otherwise be so regarded as withdrawn would cause the total number of shares to be purchased to fall below 650,000, then, to the extent feasible, we will select enough conditional tenders that would otherwise have been so withdrawn to permit us to purchase 650,000 shares. We will select by lot among these conditional tenders and will limit our purchase in each case to the minimum number of shares designated by the shareholder in the applicable Letter of Transmittal as a condition to his or her tender.

7.       CONDITIONS OF THE OFFER TO PURCHASE

         Notwithstanding any other provision of the Offer to Purchase, we will not be required to accept for payment or pay for any shares tendered, and, subject to the requirements of the Exchange Act for prompt payment for or return of shares tendered, we may terminate or amend and may postpone the acceptance for payment of shares tendered, if at any time on or before the Expiration Date, any of the following shall have occurred:

                  (i) there shall have been  threatened,  instituted  or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal that: (a) challenges the acquisition of shares pursuant to the Offer to Purchase or otherwise in any manner relates to or affects the Offer to Purchase; or (b) in the reasonable judgment of The Wilber Corporation, could materially and adversely affect the business, condition, financial or other, income, operations or prospects of The Wilber Corporation and/or any of our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of The Wilber Corporation and/or any of our subsidiaries or materially impair the Offer to Purchase's contemplated benefits to us;

                  (ii) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer to Purchase or The Wilber Corporation or any of our subsidiaries, by any legislative body, court, authority, agency or tribunal which, in our sole judgment, would or might directly or indirectly: (a) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer to Purchase; (b) delay or restrict the ability of The Wilber Corporation, or render us unable, to accept for payment or pay for some or all of the shares; (c) materially impair the contemplated benefits of the Offer to Purchase to us; or (d) materially affect the business, condition, financial or other, income, operations or prospects of The Wilber Corporation and/or any of our subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of The Wilber Corporation and/or any of our subsidiaries;

                  (iii) it shall have been publicly disclosed or we shall have learned that: (a) any person or "group," within the meaning of Section 13(d)(3) of the Exchange Act, has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, other than as disclosed in a
         Schedule 13D or 13G on file with the Securities and Exchange Commission ("SEC") on May 4, 2006; or (b) any person or group that on or prior to May 4, 2006 had filed a Schedule 13D or 13G with the SEC thereafter shall have acquired or shall propose to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional shares representing 2% or more of the outstanding shares;

                  (iv) there shall have occurred: (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (b) any significant decline in the market price of shares of the common stock of The Wilber Corporation or in the general level of market prices of equity securities in the United States or abroad; (c) any change in the general political, market, economic or financial condition in the United States or abroad that could have a material adverse effect on our business, condition, financial or otherwise, income, operations, prospects or ability to obtain financing generally or the trading in the shares; (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in our reasonable judgment, might affect the extension of credit by lending institutions in the United States; (e) the commencement of a war, armed hostilities, acts of terrorism or other calamity directly or indirectly involving the United States; or (f) in the case of any of the foregoing existing at the time of the commencement of the Offer to Purchase, in our reasonable judgment, a material acceleration or worsening thereof;

                  (v) a tender or exchange offer with respect to some or all of our shares of common stock, other than the Offer to Purchase, or a merger, acquisition or other business combination proposal for The Wilber Corporation, shall have been proposed, announced or made by another person or group, within the meaning of Section 13(d)(3) of the Exchange Act; or

                  (vi) there shall have occurred any event or events that has resulted, or may in the reasonable judgment of The Wilber Corporation result, directly or indirectly, in an actual or threatened change in the business, condition, financial or other, income, operations, stock ownership or prospects of The Wilber Corporation and our subsidiaries;

and, in the reasonable judgment of The Wilber Corporation, such event or events make it undesirable or inadvisable to proceed with the Offer to Purchase or with such acceptance for payment.

         The foregoing conditions are for the reasonable benefit of The Wilber Corporation and may be asserted by us regardless of the circumstances, including any action or inaction by us, giving rise to any of these conditions, and any of these conditions may be waived by us, in whole or in part, at any time and from time to time on or prior to the Expiration Date, in our reasonable discretion. The failure by The Wilber Corporation at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each of these rights shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by us concerning the events described above will be final and binding on all parties.

         Acceptance of shares validly tendered in the Offer to Purchase is subject to the condition that, as of the Expiration Date, and after giving pro forma effect to the acceptance of shares validly tendered, The Wilber Corporation would continue to have at least 300 shareholders and our shares would remain listed for quotation on the Amex(R). This condition may not be waived.

         The Exchange Act requires that all conditions to the Offer to Purchase must be satisfied or waived before the Expiration Date.

8.       PRICE RANGE OF SHARES; DIVIDENDS

         Until February 11, 2004, the Company's common stock was inactively traded on the NASDAQ Over-the-Counter Bulletin Board under the symbol "WLB.OB". On February 12, 2004, the Company's common stock began trading on the Amex(R) under the symbol "GIW". The following table sets forth the high and low sales prices, and dividends declared, for the shares as reported on the NASDAQ Over-the-Counter Bulletin Board and Amex(R) for the periods indicated. Our fiscal year end is December 31.

                                                                       Dividends
                                             High          Low         Declared
                                          ----------    ----------    ----------

Fiscal 2004

1st Quarter                                 $15.50        $12.65        $0.0950
2nd Quarter                                 $13.65        $12.00        $0.0950
3rd Quarter                                 $12.80        $12.00        $0.0950
4th Quarter                                 $12.64        $11.64        $0.0950

Fiscal 2005

1st Quarter                                 $12.90        $11.94        $0.0950
2nd Quarter                                 $12.45        $12.00        $0.0950
3rd Quarter                                 $12.27        $11.80        $0.0950
4th Quarter                                 $12.00        $10.84        $0.0950

Fiscal 2006

1st Quarter  (through March 17, 2006)       $10.85         $9.90        $0.0950

         On March 17, 2006, the closing price of our shares on the Amex(R) was $10.00 per share. Shareholders are urged to obtain current market quotations for the shares before deciding whether to tender their shares.

9.       PURPOSE  OF THE  OFFER TO  PURCHASE;  CERTAIN  EFFECTS  OF THE OFFER TO
         PURCHASE

         We believe that the purchase of the Company's shares is an attractive use of a portion of The Wilber Corporation's available capital and is consistent with our long-term goal of increasing shareholder value. We believe we have adequate sources of capital to complete the share repurchase, while operating our business and pursuing strategic opportunities.

         Through retained earnings accumulated from profitable operations, the Company has built a capital base that exceeds all applicable regulatory standards, supports our banking business, and has permitted the Company to pay a consistent quarterly dividend. In addition to dividends, we have taken other steps to improve performance and enhance the value of our franchise, including branch acquisitions, diversification of the Bank's lending business and periodic share repurchases. Still, the Company's capital remains high in proportion to its earning assets, which affects our ability to produce desired returns for our shareholders. Our management and board of directors has concluded that the purchase of shares pursuant to the Offer to Purchase is an appropriate means of reducing these ratios and improving returns for shareholders, consistent with safe and sound banking practices.

         The Offer to Purchase is designed to restructure our balance sheet in order to increase return on equity and earnings per share by reducing the amount of equity and shares outstanding.

Based upon the current market price of our shares, we believe that the purchase of shares is an attractive use of funds. Following the purchase of the shares, we believe funds provided by earnings, combined with other sources of liquidity, will be fully adequate to meet our funding needs for the foreseeable future. Upon completion of the Offer to Purchase, we expect that the Company and the Bank will continue to maintain the highest regulatory capital standards.

         The Offer to Purchase will enable shareholders who are considering the sale of all or a portion of their shares to determine the price or prices, not greater than $11.40 nor less than $9.90 per share, at which they are willing to sell their shares, and, if any shares are sold pursuant to the Offer to Purchase, to sell those shares for cash without the usual transaction costs associated with open-market sales. The Offer to Purchase may also give shareholders the opportunity to sell shares at prices greater than market prices prevailing prior to the announcement of the Offer to Purchase. See Section 8. In addition, tendering shareholders owning beneficially fewer than 100 shares, will avoid the payment of brokerage commissions and any applicable odd lot reductions from the market price typically charged by brokers for executing odd lot trades.

         Shareholders who do not tender or only partially tender their shares pursuant to the Offer to Purchase, and shareholders who retain an equity interest in the Company as a result of a proration, as described in Section 1, will continue as owners of the Company, with the attendant risks and rewards of an investment in common stock. Shareholders will retain the right to receive the payment of any dividends declared with respect to the tendered shares until such shares are accepted for payment. As noted above, The Wilber Corporation, following completion of the Offer to Purchase, will maintain the highest regulatory capital rating.

         Shareholders who determine not to accept the Offer to Purchase will realize a proportionate increase in their relative equity interest in The Wilber Corporation and, thus, in The Wilber Corporation's earnings and assets, subject to any risks resulting from our purchase of shares and our ability to issue additional equity securities in the future. In addition, to the extent the purchase of shares pursuant to the Offer to Purchase results in a reduction of the number of shareholders of record, our costs for shareholder related services may be reduced.

         If fewer than 650,000 shares are purchased pursuant to the Offer to Purchase, we may repurchase the remainder of the shares on the open market, in privately negotiated transactions or otherwise. In the future, we may determine to purchase additional shares on the open market, in privately negotiated transactions, through one or more tender offers or otherwise. Any purchases may be on the same terms as, or on terms which are more or less favorable to shareholders than, the terms of the Offer to Purchase. Rule 13e-4 under the Exchange Act, however, prohibits us and our affiliates from purchasing any shares, other than pursuant to the Offer to Purchase, until at least ten (10) business days after the Expiration Date. Any future purchases of shares by The Wilber Corporation would depend on many factors, including the market price of the shares, our business and financial position, regulatory requirements, and general economic and market conditions.

         Shares we acquire pursuant to the Offer to Purchase will be restored to the status of authorized and unissued shares, or placed in The Wilber Corporation's treasury. These shares will be available for us to issue without further shareholder action, except as required by applicable law or the rules of the Amex(R) or any other securities exchange on which the shares are listed, for purposes including, but not limited to, the acquisition of other businesses, the raising of additional capital for use in our business and the satisfaction of obligations under existing or future employee benefit plans. We have no current plans for reissuance of the shares repurchased pursuant to the Offer to Purchase.

         Neither The Wilber Corporation nor our board of directors makes any recommendation to any shareholder as to whether to tender all or any shares. The Bank, in the exercise of its fiduciary duties as the trustee of various trusts it administers which hold stock of the Company, may make such recommendations. Each shareholder must make his or her own decision whether to tender shares and, if so, how many shares to tender and at what price. Directors, officers and employees of The Wilber Corporation who own shares may participate in the Offer to Purchase on the same basis as our other shareholders. We have been advised that one director of The Wilber Corporation intends to tender up to an aggregate of 120,000 of his beneficially owned shares pursuant to the Offer to Purchase. The Bank, as trustee for various trusts it administers, plans to tender up to an aggregate of 69,520 of the shares of the Company held by such trusts.

10.      INFORMATION CONCERNING THE WILBER CORPORATION

         General.

         The  Wilber   Corporation   is  a  New  York   corporation   originally
incorporated in 1928. The Company held and disposed of various real estate assets until 1974. In 1974, the Company and its real estate assets were sold to the Wilber National Bank, a national bank chartered in 1874. In 1983, under a plan of reorganization, the Company was re-capitalized, acquired 100% of the voting stock of the Bank, and registered as a bank holding company with the Board of Governors of the Federal Reserve System ("Federal Reserve").

         In February, 2004, the Company registered its common stock with the SEC and listed it on the Amex(R) under the symbol "GIW". As of March 17, 2006 there were approximately 532 holders of record of shares of The Wilber Corporation common stock. The Company is subject to the information, reporting, proxy solicitation, insider trading, and other rules contained in the Exchange Act and the regulations of the SEC thereunder, as well as Amex(R) rules and standards.

         The business of the Company consists primarily of the ownership, supervision and control of the Bank. The Bank is chartered by the Office of the Comptroller of the Currency ("OCC"), and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation. The Company is subject to regulation and supervision by the Federal Reserve. The Company, through the Bank and the Bank's subsidiaries, offers a full range of commercial and consumer financial products, including business, municipal, mortgage and consumer loans, deposits, trust and investment services, and insurance.

         Our principal business is to act as a financial intermediary in the communities we serve by obtaining funds through customer deposits and institutional borrowings, lending the proceeds of those funds to our customers, and investing excess funds in debt securities and short-term liquid investments. Our funding base consists of deposits derived principally from the central New York communities which we serve. To a lesser extent, we borrow funds from institutional sources, principally the Federal Home Loan Bank of New York. We target our lending activities to consumers and municipalities in the immediate geographic areas and to small and mid-sized businesses in the immediate geographic areas and broader statewide region. We serve our customers through twenty (20) full service branch banking offices located in Otsego, Delaware, Schoharie, Chenango, Ulster, and Broome counties, New York, an ATM network, and electronic/Internet banking services. In addition, we operate an insurance sales office located in Walton, New York and representative loan production banking offices in Syracuse and Kingston, New York. The Bank's main office is located at 245 Main Street, Oneonta, New York 13820.

         Our investment portfolio primarily consists of U.S. Treasury, U.S. Government agency, and U.S. Government sponsored entity obligations and municipal, mortgage-backed and high quality corporate debt instruments. Through our Trust and Investment Division, we provide personal trust, agency, estate administration and retirement planning services for individuals, as well as custodial and investment management services to institutions. We also offer stocks, bonds and mutual funds through a third party broker-dealer firm and through Mang-Wilber, LLC, a subsidiary of the Bank, we offer a full line of life, health and property and casualty insurance products. Our website address is www.wilberbank.com.

         At December  31,  2005,  The Wilber  Corporation  had  $752,728,000  in
assets,  $403,665,000  in  loans,  $604,958,000  in  deposits,   $67,717,000  in
stockholders equity and an equity to assets ratio of 9%. The Bank qualifies as "well capitalized" under applicable regulatory measures. During 2005, our return on average equity was 11.40% and our dividend payout ratio was 55.10%.

         Summary Historical and Pro Forma Financial Information.

         The following summary historical consolidated financial data has been derived from the audited consolidated financial statements of The Wilber Corporation as of and for the year ended December 31, 2005. The data should be read in conjunction with the consolidated financial statements and notes thereto included in The Wilber Corporation's Annual Report on Form 10-K for the year ended December 31, 2005. Copies of this report may be obtained as described in
Section 18 of this Offer to Purchase. The pro forma adjusted information shows the effect of consummation of the Offer to Purchase at $9.90 per share and $11.40 per share on the balance sheet and income statement categories of information and the selected financial ratios contained in the table.

                                                                           Pro Forma Adjusted
                                                                      ----------------------------
                                                        Historical          December 31, 2005
                                                      -------------   ----------------------------
                                                       December 31,      $9.90          $11.40
dollars in thousands except share and per share data      2005         Per Share       Per Share
--------------------------------------------------------------------------------------------------
Balance Sheet Data:
Assets
Total Cash and Cash Equivalents                       $     18,417    $     11,669    $     10,663
Securities                                                 296,831         296,831         296,831
Loans, Net                                                 397,025         397,025         397,025
Other Assets                                                40,455          40,455          40,455
                                                      ------------    ------------    ------------
      Total Assets                                    $    752,728    $    745,980    $    744,974
                                                      ============    ============    ============

Liabilities and Stockholders' Equity

Deposits                                                   604,958         604,958         604,958
Borrowings                                                  71,829          71,829          71,829
Other Liabilities                                            8,224           8,224           8,224
                                                      ------------    ------------    ------------
      Total Liabilities                                    685,011         685,011         685,011
                                                      ------------    ------------    ------------

Stockholders' Equity:
      Common Stock, $.01 Par Value, 16,000,000
         Shares Authorized                                     140             140             140
      Additional Paid in Capital                             4,224           4,224           4,224
      Retained Earnings                                     86,900          86,633          86,602
      Accumulated Other Comprehensive (Loss) Income         (2,409)         (2,409)         (2,409)
      Treasury Stock at Cost                               (21,138)        (27,619)        (28,594)
                                                      ------------    ------------    ------------
      Total Stockholders' Equity                            67,717          60,969          59,963
                                                      ------------    ------------    ------------
      Total Liabilities and Stockholders' Equity      $    752,728    $    745,980    $    744,974
                                                      ============    ============    ============


      Shares outstanding                                11,145,937      10,495,937      10,495,937


                                                                                  Pro Forma Adjusted
                                                             Historical            December 31, 2005
                                                            ------------     -----------------------------
                                                            December 31,         $9.90           $11.40
dollars in thousands except share and per share data             2005          Per Share        Per Share
----------------------------------------------------------------------------------------------------------
Income Statement Data:
Total Interest and Dividend Income                          $     40,310     $     40,019     $     39,977
Total Interest Expense                                            14,930           14,930           14,930
                                                            ------------     ------------     ------------
Net Interest Income                                               25,380           25,089           25,047
Provisions for Loan Losses                                         1,580            1,580            1,580
                                                            ------------     ------------     ------------
      Net Interest Income After Provision for Loan Losses         23,800           23,509           23,467

Total Non Interest Income                                          5,510            5,510            5,510
Total Non Interest Expense                                        18,851           18,920           18,920
                                                            ------------     ------------     ------------
Income Before Taxes                                               10,459           10,099           10,057
Income Taxes                                                      (2,715)          (2,622)          (2,611)
                                                            ------------     ------------     ------------
      Net Income                                            $      7,744     $      7,477     $      7,446
                                                            ============     ============     ============

Selected Financial Ratios:
Basic earnings per share                                    $       0.69     $       0.71     $       0.71
Return on average equity                                           11.40%           12.26%           12.42%
Book value per share                                        $       6.08     $       5.81     $       5.71
Weighted Average Shares Outstanding                           11,169,730       10,519,730       10,519,730


Notes to Unaudited Pro Forma Financial Information (dollars in thousands except share and per share data)

     1. The pro forma financial information reflects the repurchase of 650,000 shares at $9.90 and $11.40 per share, as indicated. The pro forma adjusted balance sheet information assumes that such shares were purchased at the applicable price on December 31, 2005. The pro forma adjusted income statement information assumes that such shares were purchased at the applicable price on January 1, 2005.

     2. The Company has assumed that the funds used to purchase the shares would reduce its Federal Funds sold position, an earning asset. For the purposes of the pro forma adjusted income statement data, the Company assumed a 4.50% interest rate on the funds used to purchase the shares.

     3. The Company will incur certain costs in connection with this Offer to Purchase. The estimated costs are shown below and included in the pro forma adjusted income statement information above:

         Legal fees                                        $  30
         Dealer Manager / Information Agent fees              10
         Depositary fees                                      19
         SEC filing fees                                       2
         Printing, Mailing and Other Expenses                  8
                                                           ------
                                                           $  69

11.      SOURCE AND AMOUNT OF FUNDS

         Assuming that we purchase the maximum of 650,000 shares pursuant to this Offer to Purchase at the highest price of $11.40 per share, the total amount required by us to purchase these shares will be $7,410,000, exclusive of fees and other expenses. We intend to fund the purchase with proceeds of a dividend paid by the Bank to the Company, which may require OCC approval if we purchase additional shares in an amount up to 2% of our outstanding shares. Based upon the OCC regulations governing the payment of dividends by national banks, the Company believes that the OCC would approve such payment.

         Alternatively, depending on market, general economic, business and strategic considerations, we may decide to fund all or part of the purchase of tendered shares through the issuance of trust preferred securities. In general, in a trust preferred securities transaction: i) the Company would form a statutory trust, which would issue the trust preferred securities to an investor, typically a special purpose pool vehicle established by an investment bank or financial advisory firm; ii) the trust would use the sale proceeds to purchase a debenture from the Company; iii) the trust would use the payments by the Company on the debenture to pay the principal and interest on the trust preferred securities; and iv) the Company would guarantee these payments. In recent years, the issuance of trust preferred securities has become a common method of balance sheet management and transaction financing for bank holding companies and there has been an abundant supply of capital and purchasers available in the equity markets for the purchase of these securities. However, the Company cannot and does not make any assurances that such capital or purchasers would exist or be available should it decide to issue trust preferred securities to fund its purchase of tendered shares. The Company's issuance of trust preferred securities would require the approval of the Federal Reserve. Based upon the Federal Reserve's supervisory policies governing the issuance of trust preferred securities by bank holding companies, the Company believes that the Federal Reserve would approve its issuance of such securities.

12. INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING SHARES

         As of March 17, 2006, The Wilber Corporation had 11,145,937 shares issued and outstanding. The 650,000 shares that we are offering to purchase represent approximately 5.83% of the Company's outstanding shares. As of March 17, 2006, our directors and executive officers as a group beneficially owned an aggregate of 4,038,811 shares. Directors, officers and employees of The Wilber Corporation who own shares may participate in the Offer to Purchase on the same basis as our other shareholders. We have been advised that one of our directors intends to tender a total of up to 120,000 beneficially owned shares pursuant to the Offer to Purchase. The Bank, as trustee for various trusts it administers, plans to tender up to an aggregate of 69,520 of the shares of the Company held by such trusts.

         Assuming we purchase the maximum of 650,000 shares pursuant to the Offer to Purchase, our executive officers and directors as a group would own beneficially approximately 38.48% of the Company's outstanding shares, without giving effect to any shares they may tender that are accepted for payment. Pursuant to the terms of a trust established under Florida law for tax planning purposes by Brian R. Wright, Chairman of the Board of the Company, on February 28, 2006, legal title to the shares of the Company's common stock held in the trust was transferred from the Bank to Mr. Wright. Except for this transaction, neither The Wilber Corporation, nor any subsidiary of The Wilber Corporation nor, to the best of our knowledge, any of The Wilber Corporation's directors and executive officers, nor any affiliate of any of the foregoing, had any transactions involving the shares during the 60 days prior to the date hereof.

         Except as otherwise described herein, neither The Wilber Corporation nor, to the best of our knowledge, any of our affiliates, directors or executive officers, or any of the directors or executive officers of any of its affiliates, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer to Purchase with respect to any securities of The Wilber Corporation including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations. Except as disclosed in this Offer to Purchase, The Wilber Corporation, its directors and executive officers have no current plans or proposals which relate to or would result in:

         o  the acquisition by any person of additional securities of The Wilber
            Corporation   or  the   disposition  of  securities  of  The  Wilber
            Corporation;

         o  an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation involving The Wilber Corporation or any of the Company's subsidiaries;

         o a purchase, sale or transfer of a material amount of assets of The Wilber Corporation or any of our subsidiaries;

         o any change in present board of directors or management of The Wilber Corporation other than the resignation of director Richard E. Keene who has reached the mandatory retirement age of 70 pursuant to the Company's bylaws and the election at the Company's 2006 Annual Meeting of nominee Thomas Davis as his successor, to serve for a three year term expiring on the date of the 2009 Annual Meeting.

         o any material change in the present dividend rate or policy, or indebtedness or capitalization of The Wilber Corporation;

         o any other material change in Company's corporate structure or business;

         o any change in our charter or bylaws or any actions which may impede the acquisition of control of The Wilber Corporation by any person;

         o a class of equity security of The Wilber Corporation being delisted from a national securities exchange;

         o  a class of equity  securities  of The  Wilber  Corporation  becoming
            eligible  for  termination  of  registration   pursuant  to  Section
            12(g)(4) of the Exchange Act; or

         o the suspension of our obligation to file reports pursuant to Section 15(d) of the Exchange Act. See Section 10.

13. EFFECTS OF THE OFFER TO PURCHASE ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT

         The Wilber Corporation's purchase of shares pursuant to this Offer to Purchase will reduce the number of shares that might otherwise be traded publicly and may reduce the number of shareholders. Nonetheless, we anticipate that there will be a sufficient number of shares outstanding and publicly traded following consummation of the Offer to Purchase to ensure a continued trading market for the shares. Based upon published guidelines of the Amex(R), we believe that following our purchase of shares pursuant to the Offer to Purchase, our remaining shares will continue to qualify to be quoted on the Amex(R).

         The Company's shares are currently "margin securities" under the rules of the Federal Reserve. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. We believe that, following the purchase of shares pursuant to the Offer to Purchase, the shares will continue to be "margin securities" for purposes of the Federal Reserve's margin regulations.

         The Company's shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our shareholders and the SEC and comply with the SEC's proxy rules in connection with meetings of our shareholders. See Section 18.

14.      LEGAL MATTERS; REGULATORY APPROVALS

         If we purchase additional shares in an amount up to 2% of our outstanding shares, the payment of a dividend by the Bank to the Company to fund the purchase may require OCC approval. Likewise, the Company's issuance of trust preferred securities to fund all or part of the purchase of shares tendered would require the approval of the Federal Reserve. See Section 11.

         We are not aware of any license or regulatory permit that appears to be material to our business that might be adversely affected by our acquisition of shares as contemplated herein. Except for the OCC and Federal Reserve approvals discussed above, we are not aware of any approval or other action by, or any filing with, any government or governmental, administrative or regulatory authority or agency, domestic or foreign, including, but not limited to regulators having jurisdiction over anti-trust matters that would be required for the acquisition or ownership of shares by us as contemplated herein. Should any approval or other action be required, we presently contemplate that the approval or other action will be sought. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any approval or other action might not result in adverse consequences to our business. Our obligations under the Offer to Purchase to accept for payment and pay for shares is subject to certain conditions. See Section 7.

         The Bank Holding Company Act of 1956 and the Change in Bank Control Act each govern acquisition of control of bank holding companies. As a general matter, a person may not acquire control of a bank holding company such as The Wilber Corporation without the prior approval of the Federal Reserve. If, as a result of the offer, any shareholder becomes the beneficial owner of more than 10% of our common stock, such shareholder may be required to reduce its ownership interest in The Wilber Corporation or obtain regulatory approval to continue to own more than 10%. The Company urges each shareholder whose ownership interest may be so increased to consult the shareholder's own legal counsel with respect to the consequences to the shareholder of the tender offer.

15.      FEDERAL INCOME TAX CONSEQUENCES

         General. The following is a discussion of the material United States federal income tax consequences to shareholders with respect to a sale of shares pursuant to the Offer to Purchase. The discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, Internal Revenue Service rulings and judicial decisions, all in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect, by subsequent legislative, judicial or administrative action. The discussion does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of the shareholder's particular circumstances or to certain types of holders subject to special treatment under the United States federal income tax laws, such as certain financial institutions, tax-exempt organizations, life insurance companies, dealers in securities or currencies, employee benefit plans or shareholders holding the shares as part of a conversion transaction, as part of a hedge or hedging transaction, or as a position in a straddle for tax purposes. In addition, the discussion below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular shareholders. The discussion assumes that the shares are held as "capital assets" within the meaning of
Section 1221 of the Internal Revenue Code. We have neither requested nor obtained a written opinion of counsel or a ruling from the Internal Revenue Service with respect to the tax matters discussed below.

         Each shareholder should consult his or her own tax advisor as to the particular United States federal income tax consequences to that shareholder tendering shares pursuant to the Offer to Purchase and the applicability and effect of any state, local or foreign tax laws and recent changes in applicable tax laws.

         Characterization of the Surrender of Shares Pursuant to the Offer to Purchase. The surrender of shares by a shareholder to The Wilber Corporation pursuant to the Offer to Purchase will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws. The United States federal income tax consequences to a shareholder may vary depending upon the shareholder's particular facts and circumstances. Under Section 302 of the Internal Revenue
Code, the surrender of shares by a shareholder to The Wilber Corporation pursuant to the Offer to Purchase will be treated as a "sale or exchange" of shares for United States federal income tax purposes, rather than as a distribution by The Wilber Corporation with respect to the shares held by the tendering shareholder, if the receipt of cash upon surrender (i) is "substantially disproportionate" with respect to the shareholder, (ii) results in a "complete redemption" of the shareholder's interest in The Wilber Corporation, or (iii) is "not essentially equivalent to a dividend" with respect to the shareholder, each as described below.

         If any of the above three tests is satisfied, and the surrender of the shares is therefore treated as a "sale or exchange" of shares for United States federal income tax purposes, the tendering shareholder will recognize gain or loss equal to the difference between the amount of cash received by the shareholder and the shareholder's tax basis in the shares surrendered pursuant to the Offer to Purchase. Any gain or loss will be capital gain or loss, and will be long term capital gain or loss if the shares have been held for more than one year.

         If  none  of  the  above  three  tests  is  satisfied,   the  tendering
shareholder will be treated as having received a distribution by The Wilber Corporation with respect to the shareholder's shares in an amount equal to the cash received by the shareholder pursuant to the Offer to Purchase. The distribution will be treated as a dividend, taxable as ordinary income to the extent of The Wilber Corporation's current or accumulated earnings and profits for tax purposes. The amount of the distribution in excess of The Wilber Corporation's current or accumulated earnings and profits will be treated as a return of the shareholder's tax basis in the shares, and then as gain from the sale or exchange of the shares. If a shareholder is treated as having received a distribution by The Wilber Corporation with respect to his or her shares, the shareholder's tax basis in his or her remaining shares will generally be adjusted to take into account the shareholders return of basis in the shares tendered.

         Constructive Ownership. In determining whether any of the three tests under Section 302 of the Internal Revenue Code is satisfied, shareholders must take into account not only the shares that are actually owned by the shareholder, but also shares that are constructively owned by the shareholder within the meaning of Section 318 of the Internal Revenue Code. Under Section 318 of the Code, a shareholder may constructively own shares actually owned, and in some cases constructively owned, by certain related individuals or entities and shares that the shareholder has the right to acquire by exercise of an option or by conversion.

         Proration. Contemporaneous dispositions or acquisitions of shares by a shareholder or related individuals or entities may be deemed to be part of a single integrated transaction and may be taken into account in determining whether any of the three tests under Section 302 of the Internal Revenue Code has been satisfied. Each shareholder should be aware that because proration may occur in the Offer to Purchase, even if all the shares actually and constructively owned by a shareholder are tendered pursuant to the Offer to Purchase, fewer than all of these shares may be purchased by The Wilber Corporation. Thus, proration may affect whether the surrender of shares by a shareholder pursuant to the Offer to Purchase will meet any of the three tests under Section 302 of the Code. See Section 6 for information regarding each shareholder's option to make a conditional tender of a minimum number of shares. A shareholder should consult his or her own tax advisor regarding whether to make a conditional tender of a minimum number of shares, and the appropriate calculation thereof.

         Section 302 Tests. The receipt of cash by a shareholder will be "substantially disproportionate" if the percentage of the outstanding shares in The Wilber Corporation actually and constructively owned by the shareholder immediately following the surrender of shares pursuant to the Offer to Purchase is less than 80% of the percentage of the outstanding shares actually and constructively owned by the shareholder immediately before the sale of shares pursuant to the Offer to Purchase. Shareholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular situation.

         The receipt of cash by a shareholder will be a "complete redemption" if either (i) the shareholder owns no shares in The Wilber Corporation either actually or constructively immediately after the shares are surrendered pursuant to the Offer to Purchase, or (ii) the shareholder actually owns no shares in The Wilber Corporation immediately after the surrender of shares pursuant to the Offer to Purchase and, with respect to shares constructively owned by the shareholder immediately after the Offer to Purchase, the shareholder is eligible to waive, and effectively waives, constructive ownership of all such shares under procedures described in Section 302(c) of the Internal Revenue Code. A director, officer or employee of The Wilber Corporation is not eligible to waive constructive ownership under the procedures described in Section 302(c) of the Internal Revenue Code.

         Even if the receipt of cash by a shareholder fails to satisfy the "substantially disproportionate" test or the "complete redemption" test, a shareholder may nevertheless satisfy the "not essentially equivalent to a dividend" test if the shareholder's surrender of shares pursuant to the Offer to Purchase results in a "meaningful reduction" in the shareholder's interest in The Wilber Corporation. Whether the receipt of cash by a shareholder will be "not essentially equivalent to a dividend" will depend upon the individual shareholder's facts and circumstances. The Internal Revenue Service has indicated in published rulings that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." Shareholders expecting to rely upon the "not essentially equivalent to a dividend" test should consult their own tax advisors as to its application in their particular situation.

         Corporate Shareholder Dividend Treatment. If a sale of shares by a corporate shareholder is treated as a dividend, the corporate shareholder may be entitled to claim a deduction equal to 70% of the dividend under Section 243 of the Internal Revenue Code, subject to applicable limitations. Corporate shareholders should, however, consider the effect of Section 246(c) of the Internal Revenue Code, which disallows the 70% dividends-received deduction with respect to stock that is held for forty-five (45) days or less. For this purpose, the length of time a taxpayer is deemed to have held stock may be reduced by periods during which the taxpayer's risk of loss with respect to the stock is diminished by reason of the existence of certain options or other transactions. Moreover, under Section 246A of the Internal Revenue Code, if a corporate shareholder has incurred indebtedness directly attributable to an investment in shares, the 70% dividends-received deduction may be reduced.

         In addition, amounts received by a corporate shareholder pursuant to the Offer to Purchase that are treated as a dividend may constitute an "extraordinary dividend" under Section 1059 of the Internal Revenue Code. The "extraordinary dividend" rules of the Internal Revenue Code are highly complicated. Accordingly, any corporate shareholder that might have a dividend as a result of the sale of shares pursuant to the Offer to Purchase should review the "extraordinary dividend" rules to determine the applicability and impact of such rules to it.

         Additional Tax Considerations. The distinction between long-term capital gains and ordinary income is relevant because, in general, individuals currently are subject to taxation at a reduced rate on their "net capital gain," which is the excess of net long-term capital gains over net short-term capital losses, for the year. Tax rates on long-term capital gain for individual shareholders vary depending on the shareholders' income and holding period for the shares. In particular, reduced tax rates apply to gains recognized by an individual from the sale of capital assets held for more than one year, currently 15 percent or less.

         Shareholders are urged to consult their own tax advisors regarding any possible impact on their obligation to make estimated tax payments as a result of the recognition of any capital gain, or the receipt of any ordinary income, caused by the surrender of any shares to The Wilber Corporation pursuant to the Offer to Purchase.

         Foreign Shareholders. The Wilber Corporation will withhold United States federal income tax at a rate of 30% from gross proceeds paid pursuant to the Offer to Purchase to a foreign shareholder or his agent, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because the gross proceeds are effectively connected with the conduct of a trade or business by the foreign shareholder within the United States. For this purpose, a foreign shareholder is any shareholder that is not (i) a citizen or resident of the United States, (ii) a domestic corporation or domestic partnership, (iii) an estate the income of which from sources without the United States is effectively connected with the conduct of a trade or business within the United States, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust. Without definite knowledge to the contrary, we will determine whether a shareholder is a foreign shareholder by reference to the shareholder's address. A foreign shareholder may be eligible to file for a refund of the tax or a portion of the tax if the shareholder (a) meets the "complete redemption," "substantially disproportionate" or "not essentially equivalent to a dividend" tests described above, (b) is entitled to a reduced rate of withholding pursuant to a treaty and The Wilber Corporation withheld at a higher rate, or (c) is otherwise able to establish that no tax or a reduced amount of tax was due. In order to claim an exemption from withholding on the ground that gross proceeds paid pursuant to the Offer to Purchase are effectively connected with the conduct of a trade or business by a foreign shareholder within the United States or that the foreign shareholder is entitled to the benefits of a tax treaty, the foreign shareholder must deliver to the Depositary, or other person who is otherwise required to withhold United States tax, a properly executed statement claiming such exemption or benefits. These statements may be obtained from the Depositary. Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedures.

         Backup Withholding. See Section 3 with respect to the application of the United States federal income tax backup withholding.

         The tax discussion set forth above is included for general information only and may not apply to shares acquired in connection with the exercise of stock options or pursuant to other compensation arrangements with The Wilber Corporation. The tax consequences of a sale pursuant to the Offer to Purchase may vary depending upon, among other things, the particular circumstances of the tendering shareholder. No information is provided with respect to the state, local or foreign tax consequences of the transaction contemplated by the Offer to Purchase. Shareholders are urged to consult their own tax advisors to determine the particular federal, state, local and foreign tax consequences to them of tendering shares pursuant to the Offer to Purchase and the effect of the stock ownership attribution rules described above.

16.      EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS

         The Wilber Corporation expressly reserves the right, in our sole discretion, to extend the period of time during which the Offer to Purchase is open by giving oral or written notice of the extension to the Depositary and making a public announcement of the extension. There can be no assurance, however, that we will exercise our right to extend the Offer to Purchase. During any extension, all shares previously tendered will remain subject to the Offer to Purchase, except to the extent that shares may be withdrawn as set forth in
Section 4. We also expressly reserve the right, in our sole discretion, to: (i) terminate the Offer to Purchase and not accept for payment any shares not previously accepted for payment or, subject to Rule 13e-4(f)(5) under the Exchange Act which requires us either to pay the consideration offered or to return the shares tendered promptly after the termination or withdrawal of the Offer to Purchase, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof, by giving oral or written notice of the termination to the Depositary and making a public announcement of the termination; and (ii) amend the Offer to Purchase in any respect. Any amendments to the Offer to Purchase will be effected by public announcement. Without limiting the manner in which The Wilber Corporation may choose to make public announcement of any extension, termination or amendment, The Wilber Corporation shall have no obligation, except as otherwise required by applicable law, to publish, advertise or otherwise communicate any public announcement, other than by making a release to PR Newswire, except in the case of an announcement of an extension of the Offer to Purchase, in which case The Wilber Corporation shall have no obligation to publish, advertise or otherwise communicate the announcement other than by issuing a notice of the extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City Time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the shares in this Offer to Purchase or in documents furnished subsequent thereto will be disseminated to holders of shares in compliance with Rule 13e-4(e)(3) promulgated by the SEC under the Exchange Act.

         If we materially change the terms of the Offer to Purchase or the information concerning the Offer to Purchase, or if we waive a material condition of the Offer to Purchase, we will extend the Offer to Purchase to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Those rules require that the minimum period during which an Offer to Purchase must remain open following material changes in the terms of the Offer to Purchase or information concerning the Offer to Purchase, other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of the terms or information. In a published release, the SEC has stated that in its view, an offer to purchase should remain open for a minimum of five business days from the date that notice of a material change is first published, sent or given. The Offer to Purchase will continue or be extended for at least ten (10) business days from the time The Wilber Corporation publishes, sends or gives to holders of shares a notice that we will: (i) increase or decrease the price we will pay for shares or the amount of the dealer manager's/information agent's soliciting fee; or (ii) increase, except for an increase not exceeding 2% of the outstanding shares, or decrease the number of shares we seek.

17.      SOLICITATION FEES AND EXPENSES

         Sandler O'Neill & Partners, L.P. will act as the dealer manager and information agent for The Wilber Corporation in connection with the Offer to Purchase. Sandler O'Neill, as information agent, may contact shareholders by mail, telephone, facsimile, telex, telegraph, other electronic means and personal interviews, and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to Purchase to beneficial owners. The Wilber Corporation has agreed to pay Sandler O'Neill a retainer fee of $10,000.00 and, upon acceptance for and payment of shares pursuant to the Offer to Purchase, $0.07 per share purchased by The Wilber Corporation pursuant to the Offer to Purchase. Sandler O'Neill will also be reimbursed for certain out-of-pocket expenses. Sandler O'Neill will also be indemnified against certain liabilities, including liabilities under the federal securities laws, in connection with the Offer to Purchase.

         During the past two years, Sandler O'Neill has not received any compensation from The Wilber Corporation for any investment banking or other financial advisory services. Sandler O'Neill may provide such services to The Wilber Corporation in the future and may receive compensation for such services. In addition, in the ordinary course of its business as a broker-dealer, Sandler O'Neill may also purchase securities from and sell securities to The Wilber Corporation. Sandler O'Neill may also actively trade the equity securities of The Wilber Corporation for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

         We have retained Registrar and Transfer Company as Depositary in connection with the Offer to Purchase. The Depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. The Wilber Corporation has agreed to indemnify Registrar and Transfer Company against liabilities arising from its good faith performance of services as Depositary in connection with the Offer to Purchase. Neither the information agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer to Purchase

         We will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares pursuant to the Offer to Purchase, other than the fee of the dealer manager. The Wilber Corporation will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to Purchase to their customers.

18.      WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

         The Wilber Corporation is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC relating to our business, financial condition and other matters. Certain information as of particular dates concerning our directors and officers, their remuneration, the principal holders of The Wilber Corporation's securities and any material interest of these persons in transactions with The Wilber Corporation is filed with the SEC. We have also filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain additional information relating to the Offer to Purchase. These reports, as well as such other material, may be inspected and copies may be obtained at the SEC's public reference facilities at 100 F Street, N.E, Room 1580, Washington, D.C. Copies of this material may be obtained by mail, upon payment of the SEC's customary fees, from the SEC's Public Reference Section at 100 F Street, N.E, Room 1580, Washington, D.C.20549. Please call the SEC at (202) 551-8090, for further information on the public reference room. The Wilber Corporation's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "www.sec.gov." You may view and print this Offer to Purchase, the Letter of Transmittal and other exhibits at our web site at "www.wilberbank.com".

         The Offer to Purchase is being made to all holders of shares. The expiration of the offer, other than shareholders who tender conditionally, and for whom the condition is not satisfied. See sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchases will be returned to the tendering shareholders at The Wilber Corporation's expense as promptly as practicable following the expiration date. Wilber Corporation is not aware of any state where the making of the Offer to Purchase is prohibited by administrative or judicial action pursuant to a valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer to Purchase, we will make a good faith effort to comply with the statute. If, after such good faith effort, we cannot comply with the statute, the Offer to Purchase will not be made to, nor will tenders be accepted from or on behalf of, holders of shares in that state. In those jurisdictions whose securities, blue sky or other laws require the Offer to Purchase to be made by a licensed broker or dealer, the Offer to Purchase shall be deemed to be made on behalf of The Wilber Corporation by the Dealer Manager/Information Agent or one or more registered brokers or dealers licensed under the laws of these jurisdictions.

         Questions and requests for assistance may be directed to the information agent at the telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery or any other tender offer materials may be obtained from the information agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the Offer to Purchase.

         The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by the shareholder or the shareholder's broker, dealer, bank, trust company or other nominee to the Depositary at the address listed below. Any questions concerning tender procedures may be directed to the Depositary at the telephone number listed below.

                  The Depositary for the Offer to Purchase is:

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                            Telephone (800) 368-5948

       The Dealer Manager/Information Agent for the Offer to Purchase is:

                        Sandler O'Neill & Partners, L.P.
                           919 Third Avenue, 6th Floor
                               New York, NY 10022
                            Telephone: (800) 635-6851

                                                              Exhibit (a)(1)(ii)

                                                        THE WILBER CORPORATION
Mailing Address:                                         LETTER OF TRANSMITTAL                                              By Hand:
Registrar and Transfer                          To Accompany Shares of Common Stock of                        Registrar and Transfer
Company                                                                                                                      Company
Attn: Reorg/Exchange Dept.                              The Wilber Corporation                                  Attn: Reorg/Exchange
                                                                                                                               Dept.
P.O. Box 645                        Tendered Pursuant to the Offer to Purchase Dated April 4, 2006                 10 Commerce Drive
Cranford, New Jersey                 THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE              Cranford, New Jersey
07016-0645                                                                                                                     07016
For Assistance:                                    AT 5:00 P.M., NEW YORK CITY TIME,                                   By Facsimile:
(800) 368-5948                               ON MAY 4, 2006, UNLESS THE OFFER IS EXTENDED.                            (908) 497-2310
                                                                                                                       (For Eligible
                                                                                                                  Institutions Only)

------------------------------------------------------------------------------------------------------------------------------------
                                        DESCRIPTION OF SHARES TENDERED (See Instructions 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
                Name(s) and Address(es) of Registered Holder(s)                                       Shares Tendered
        (Please Fill In Exactly as Name(s) Appear(s) on Certificate(s))                    (Attach Additional List, if Necessary)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Certificate    Total Number of     Number of
                                                                                                    Shares Represented     Shares
                                                                                       Number(s)*   by Certificate(s)*   Tendered**
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                       Total
                                                                                       Shares
------------------------------------------------------------------------------------------------------------------------------------
* Need not be completed by stockholders tendering by book-entry transfer.
** Unless otherwise indicated, it will be assumed that all shares represented by any certificates delivered to the depositary are being tendered. See instruction 4.
------------------------------------------------------------------------------------------------------------------------------------

      DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER OTHER THAN ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

      THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THE LETTER OF TRANSMITTAL IS COMPLETED.

      This Letter of Transmittal is to be used if certificates are to be forwarded herewith or if delivery of shares is to be made by book-entry transfer to the depositary's account at The Depository Trust Company pursuant to the procedures set forth in Section 3 of the accompanying Offer to Purchase (white booklet).

      Delivery of documents to The Wilber Corporation or to the book-entry transfer facility does not constitute a valid delivery.

               (BOX BELOW FOR USE BY ELIGIBLE INSTITUTIONS ONLY)
                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
               PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY

Ladies and Gentlemen:

      The undersigned hereby tenders to The Wilber Corporation, a New York corporation, the above described shares of its common stock, par value $.01 per share, at a price per share hereinafter set forth, pursuant to The Wilber Corporation's offer to purchase up to 650,000 shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2006, receipt of which is hereby acknowledged, and in this Letter of Transmittal, which together constitute the "offer."

      Subject to, and effective upon, acceptance for payment of and payment for the shares tendered herewith in accordance with the terms and subject to the conditions of the offer, including, if the offer is extended or amended, the terms and conditions of any such extension or amendment, the undersigned hereby sells, assigns and transfers to, or upon the order of, The Wilber Corporation all right, title and interest in and to all the shares that are being tendered hereby or orders the registration of the shares tendered by book-entry transfer that are purchased pursuant to the offer to or upon the order of The Wilber Corporation and irrevocably constitutes and appoints the depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to the shares, with full power of substitution, such power of attorney being deemed to be an irrevocable power coupled with an interest, to (i) deliver certificates for the shares, or transfer ownership of the shares on the account books maintained by the book-entry transfer facility, together, in any case, with all accompanying evidences of transfer and authenticity, to or upon the order of The Wilber Corporation upon receipt by the depositary, as the undersigned's agent, of the purchase price with respect to the shares, (ii) present certificates for the shares for cancellation and transfer on the books of The Wilber Corporation and
(iii) receive all benefits and otherwise exercise all rights of beneficial ownership of the shares, all in accordance with the terms of the offer.

      The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the shares tendered hereby and that, when and to the extent the same are accepted for payment by The Wilber Corporation, The Wilber Corporation will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to the sale or transfer thereof, and the same will not be subject to any adverse claims. The undersigned will, upon request, execute and deliver any additional documents deemed by the depositary or The Wilber Corporation to be necessary or desirable to complete the sale, assignment and transfer of the shares tendered hereby.

      The undersigned hereby represents and warrants that the undersigned has read and agrees to all of the terms of the offer. All authority herein conferred or agreed to be conferred shall not be affected by, and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the offer, this tender is irrevocable.

      The undersigned understands that tenders of shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the instructions to this Letter of Transmittal will constitute the undersigned's acceptance of the terms and conditions of the offer, including the undersigned's representation and warranty that (i) the undersigned has a net long position in the shares being tendered within the meaning of Rule 14e 4 promulgated under the Securities Exchange Act of 1934, as amended, and (ii) the tender of the shares complies with Rule 14e 4. The Wilber Corporation's acceptance for payment of shares tendered pursuant to the offer will constitute a binding agreement between the undersigned and The Wilber Corporation upon the terms and subject to the conditions of the offer.

      The undersigned understands that The Wilber Corporation will determine a single per share price, not greater than $11.40 nor less than $9.90 per share, net to the seller in cash, without interest thereon, that it will pay for shares validly tendered and not withdrawn pursuant to the offer taking into account the number of shares so tendered and the prices specified by tendering stockholders. The undersigned understands that The Wilber Corporation will select the lowest purchase price that will enable it to purchase 650,000 shares, or a lesser number of shares as are validly tendered and not withdrawn at prices not greater than $11.40 nor less than $9.90 per share, pursuant to the offer. The undersigned understands that all shares properly tendered and not withdrawn at prices at or below the purchase price will be purchased at the purchase price, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions of the offer, including its proration and conditional tender provisions, and that The Wilber Corporation will return all other shares, including shares tendered and not withdrawn at prices greater than the purchase price, shares not purchased because of proration and shares that were conditionally tendered and not accepted. The undersigned understands that tenders of shares pursuant to any one of the procedures described in Section 2 or 3 of the Offer to Purchase and in the instructions to this Letter of Transmittal will constitute an agreement between the undersigned and The Wilber Corporation upon the terms and subject to the conditions of the offer.

      The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, The Wilber Corporation may terminate or amend the offer or may postpone the acceptance for payment of, or the payment for, shares tendered or may not be required to purchase any of the shares tendered hereby or may accept for payment fewer than all of the shares tendered hereby.

      Unless otherwise indicated under "Special Payment Instructions," please issue the check for the purchase price of any shares purchased, and/or return any shares not tendered or not purchased, in the name(s) of the undersigned, and, in the case of shares tendered by book-entry transfer, by credit to the account at the book-entry transfer facility. Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for the purchase price of any shares purchased and/or any certificates for shares not tendered or not purchased, and accompanying documents, as appropriate, to the undersigned at the address shown below the undersigned's signature(s). In the event that both "Special Payment Instructions" and "Special Delivery Instructions" are completed, please issue the check for the purchase price of any shares purchased and/or return any shares not tendered or not purchased in the name(s) of, and mail said check and/or any certificates to, the person(s) so indicated. The undersigned recognizes that The Wilber Corporation has no obligation, pursuant to the "Special Payment Instructions," to transfer any shares from the name of the registered holder(s) thereof if The Wilber Corporation does not accept for payment any of the shares so tendered.

---------------------------------------------------------------------------------------------------------------
[_] CHECK HERE IF TENDERED SHARES ARE BEING DELIVERED BY BOOK ENTRY TRANSFER TO THE DEPOSITARY'S ACCOUNT AT THE
    BOOK ENTRY TRANSFER FACILITY AND COMPLETE THE FOLLOWING:

Name of Tendering Institution
                              ---------------------------------------------------------------------------------

Account No.                                             Transaction Code No.
            -----------------------------------------                        ----------------------------------

---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------

                        PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED

                                              (See Instruction 5)
   CHECK ONE BOX. IF MORE THAN ONE BOX IS CHECKED BELOW, OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF
                                                    SHARES.

[_]     $9.90        [_]   $10.20       [_]    $10.50      [_]    $10.80      [_]    $11.10       [_]    $11.40
[_]     $10.00       [_]   $10.30       [_]    $10.60      [_]    $10.90      [_]    $11.20
[_]     $10.10       [_]   $10.40       [_]    $10.70      [_]    $11.00      [_]    $11.30

If you do not wish to specify a purchase  price,  check the following  box, in which case you will be deemed to have tendered at the purchase price
---------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                    ODD LOTS
                               (See Instruction 9)

This section is to be completed ONLY if shares are being tendered by or on behalf of a person owning beneficially, as of the close of business on March 17, 2006, and who continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares.

The undersigned either (check one box):

[_] was the beneficial owner as of the close of business on March 17, 2006, and continues to be the beneficial owner as of the expiration date, of an aggregate of fewer than 100 shares, all of which are being tendered, or

[_]   is a broker, dealer,  commercial bank, trust company or other nominee that
      (i) is tendering, for the beneficial owners thereof, shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each beneficial owner, that the beneficial owner owned beneficially as of the close of business on March 17, 2006, and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares, and is tendering all of those shares.

--------------------------------------------------------------------------------
                          SPECIAL PAYMENT INSTRUCTIONS
                          (See Instructions 6, 7 and 8)

      To be completed ONLY if the check for the purchase price of shares purchased and/or certificates for shares not tendered or not purchased are to be issued in the name of someone other than the undersigned.

Issue [_] check and/or [_] certificate(s) to:

Name
     ---------------------------------------------------------------------------
                                 (PLEASE PRINT)
Address
        ------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

--------------------------------------------------------------------------------
                (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NO.)

--------------------------------------------------------------------------------
                          SPECIAL DELIVERY INSTRUCTIONS
                          (See Instructions 6, 7 and 8)

To be completed ONLY if the check for the purchase price of shares purchased and/or certificates for shares not tendered or not purchased are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned's signature(s).

Mail [_] check and/or [_] certificate(s) to:

Name
     ---------------------------------------------------------------------------
                                 (PLEASE PRINT)
Address
        ------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               (INCLUDE ZIP CODE)

--------------------------------------------------------------------------------
                (TAXPAYER IDENTIFICATION OR SOCIAL SECURITY NO.)
--------------------------------------------------------------------------------
                               CONDITIONAL TENDER

      You may condition the tender of your shares upon the purchase by The Wilber Corporation of a specified minimum number of the shares you tendered. See
Section 6 in the Offer to Purchase. Unless at least the minimum number of shares tendered by you is purchased by The Wilber Corporation, none of the shares tendered hereby will be purchased. It is your responsibility to calculate the minimum number of shares, and you are urged to consult your tax advisor. Unless this box has been completed and a minimum specified, the tender will be deemed unconditional.

      Minimum  number of shares that must be  purchased,  if any are  purchased:
__________ shares

--------------------------------------------------------------------------------
                                    SIGN HERE
  (PLEASE COMPLETE SUBSTITUTE FORM W-9 INCLUDED IN THIS LETTER OF TRANSMITTAL)


                           (Signature(s) of Owner(s))

Dated:
       -------------------------------------------------------------------------

Name(s):
         -----------------------------------------------------------------------

Capacity (full title):
                      ----------------------------------------------------------

Address:
        ------------------------------------------------------------------------
        (Include Zip Code)

Area Code and Telephone No.
                           -----------------------------------------------------

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 6.)

--------------------------------------------------------------------------------
                            GUARANTEE OF SIGNATURE(S)
                           (See Instructions 1 and 6)

Name of Firm:
              ------------------------------------------------------------------

Authorized Signature(s):
                         -------------------------------------------------------
Dated:
       -------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                      PAYER'S NAME: THE WILBER CORPORATION
--------------------------------------------------------------------------------

SUBSTITUTE

Form W-9
Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer
Identification Number

(See Instruction B(8))
Please fill in your name and address below.

Name: __________________________________________________________________________

________________________________________________________________________________
Business name, if different from above

Check appropriate box:

|_| Individual/Sole proprietor   |_| Corporation
|_| Partnership                  |_| Other

________________________________________________________________________________
Address (number and street)

________________________________________________________________________________
City, State and Zip Code

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Part 1 -- TAXPAYER IDENTIFICATION NO. - FOR ALL ACCOUNTS ENTER YOUR TAXPAYER IDENTIFICATION NUMBER IN THE APPROPRIATE BOX. FOR MOST INDIVIDUALS AND SOLE PROPRIETORS, THIS IS YOUR SOCIAL SECURITY NUMBER. FOR OTHER ENTITIES, IT IS YOUR EMPLOYER IDENTIFICATION NUMBER. IF YOU DO NOT HAVE A NUMBER, SEE "HOW TO OBTAIN A TIN" IN THE ENCLOSED GUIDELINES.

Note: If the  account  is in more than one name,  see the chart on the  enclosed
      Guidelines to determine what number to enter.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

________________________________________________________________________________
                           Social Security Number(s)

                                       OR

________________________________________________________________________________
                       Employer Identification Number(s)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Part 2 -- Certification -- For Payees Exempt from Backup Withholding (see enclosed Guidelines) - Under penalties of perjury, I certify that:

(1) The number shown on the form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and

(2) I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service ("IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. person (including a U.S. resident alien).
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Part 3 --

Awaiting TIN |_|

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Certificate Instructions -- You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return and you have not been notified by the IRS that you are no longer subject to backup withholding. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to and individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. (See the enclosed Guidelines).


SIGNATURE _____________________________________________ DATE ____________ , 20__
--------------------------------------------------------------------------------

                                                               Exhibit (a)(2)(i)

                           919 Third Avenue, 6th Floor
                               New York, NY 10022
                            Telephone: (800) 635-6851

                             THE WILBER CORPORATION
                        Offer To Purchase For Cash Up To
                       650,000 Shares Of Its Common Stock
                   At A Purchase Price Not In Excess Of $11.40
                          Nor Less Than $9.90 Per Share

           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                 5:00 P.M., NEW YORK CITY TIME, ON MAY 4, 2006,
                          UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

         The Wilber Corporation, a New York corporation, has appointed us to act as dealer manager in connection with its offer to purchase for cash up to 650,000 shares of its common stock, $0.01 par value per share. The offer to purchase is being made at prices not in excess of $11.40 nor less than $9.90 per share, as specified by shareholders tendering their shares, upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase, dated April 4, 2006 (white booklet), and in the related Letter of Transmittal (blue form), which together constitute the "offer."

         The Wilber Corporation will determine the single per share price, not in excess of $11.40 nor less than $9.90 per share, net to the tendering shareholder, in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering shareholders. The Wilber Corporation will select the lowest purchase price that will allow it to buy 650,000 shares, or the lesser number of shares that are properly tendered at prices not in excess of $11.40 nor less than $9.90 per share. All shares validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration and conditional tender provisions. See sections 1 and 16 of the Offer to Purchase.

         Upon the terms and subject to the conditions of the offer, if, at the expiration of the offer, more than 650,000 shares are validly tendered at or below the purchase price and not withdrawn, The Wilber Corporation will buy shares (i) from shareholders who owned beneficially as of the close of business on March 17, 2006 and continue to own beneficially as of the expiration date, an aggregate of fewer than 100 shares who properly tender all their shares at or below the purchase price, and (ii) then, on a pro rata basis, from all other shareholders who properly tender their shares at prices at or below the purchase price, and do not withdraw them prior to the

         THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED PURSUANT TO THE OFFER. SEE SECTION 7 OF THE OFFER TO PURCHASE.

         No fees or commissions will be payable to brokers, dealers or any person for soliciting tenders of shares pursuant to the offer other than the fee paid to the dealer manager as described in the Offer to Purchase. The Wilber Corporation will, upon request, reimburse brokers and banks for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the offer to their customers. The Wilber Corporation will pay all stock transfer taxes applicable to its purchase of shares pursuant to the offer, subject to instruction 7 of the Letter of Transmittal.

         No broker, dealer, bank, trust company or fiduciary shall be deemed to be the agent of The Wilber Corporation, other than Registrar and Trust Company as "depositary," and Sandler O'Neill & Partners, L.P. as the "dealer manager" and "information agent," for purposes of the offer.

         For your information and for forwarding to your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

         1.       OFFER TO PURCHASE, DATED APRIL 4, 2006 (WHITE BOOKLET);

         2. LETTER TO CLIENTS WHICH MAY BE SENT TO YOUR CLIENTS FOR WHOSE ACCOUNTS YOU HOLD SHARES REGISTERED IN YOUR NAME OR IN THE NAME OF YOUR NOMINEE, WITH SPACE PROVIDED FOR OBTAINING THE CLIENTS' INSTRUCTIONS WITH REGARD TO THE OFFER (PINK LETTER);

         3. LETTER, DATED APRIL 4, 2006 FROM DOUGLAS C. GULOTTY, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE WILBER CORPORATION, TO SHAREHOLDERS OF THE WILBER CORPORATION (GRAY LETTER);

         4. LETTER OF TRANSMITTAL FOR YOUR USE AND FOR THE INFORMATION OF YOUR CLIENTS TOGETHER WITH AN ACCOMPANYING SUBSTITUTE FORM W-9 (BLUE DOCUMENT);

         5. GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 (GREEN FORM);

         6.       INSTRUCTION BOOKLET (PURPLE DOCUMENT); AND

         7.       NOTICE OF GUARANTEED DELIVERY (YELLOW FORM).

         WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MAY 4, 2006, UNLESS THE OFFER IS EXTENDED.

         In order to take advantage of the offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the depositary with either certificate(s) representing the tendered shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

         Any inquiries you may have with respect to the offer should be addressed to the depositary or the dealer manager/information agent at their respective addresses and telephone numbers set forth on the back cover page of the Offer to Purchase.

         Additional copies of the enclosed material may be obtained from the information agent, by calling toll free: (800) 635-6851.

                                           Very truly yours,


                                           Sandler O'Neill & Partners, L.P.
Enclosures


NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE WILBER CORPORATION OR ANY OF ITS AFFILIATES, THE DEALER MANAGER /INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

                                                              Exhibit (a)(2)(ii)

                             THE WILBER CORPORATION
                        Offer To Purchase For Cash Up To
                       650,000 Shares Of Its Common Stock
                   At A Purchase Price Not In Excess Of $11.40
                          Nor Less Than $9.90 Per Share


           THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                 5:00 P.M., NEW YORK CITY TIME, ON MAY 4, 2006,
                          UNLESS THE OFFER IS EXTENDED

To Our Clients:

         Enclosed for your consideration are the Offer to Purchase (white booklet), dated April 4, 2006, and the related Letter of Transmittal (blue form) in connection with the offer by The Wilber Corporation to purchase up to 650,000 shares of its common stock, $0.01 par value per share, at prices not in excess of $11.40 nor less than $9.90 per share, as specified by tendering shareholders, upon the terms and subject to the conditions set forth in the offer.

         The Wilber Corporation will determine the single per share price, not in excess of $11.40 nor less than $9.90 per share, net to the tendering shareholder, in cash, that it will pay for shares validly tendered pursuant to the offer, taking into account the number of shares so tendered and the prices specified by tendering shareholders. The Wilber Corporation will select the lowest purchase price that will allow it to buy 650,000 shares, or the lesser number of shares that are validly tendered at prices not in excess of $11.40 nor less than $9.90 per share. All shares properly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in section 1 of the Offer to Purchase, will be purchased at the purchase price, subject to the terms and conditions of the offer, including the proration and conditional tender provisions. See sections 1 and 16 of the Offer to Purchase.

         Upon the terms and subject to the conditions of the offer, if at the expiration of the offer more than 650,000 shares are validly tendered at or below the purchase price and not withdrawn, The Wilber Corporation will buy shares (i) from shareholders who owned beneficially as of the close of business on March 17, 2006, and continue to own beneficially as of the expiration date an aggregate of fewer than 100 shares who properly tender all their shares at prices at or below the purchase price, and (ii) then, on a pro rata basis, from all other shareholders who properly tender at or below the purchase price and do not withdraw them prior to the expiration of the offer, other than shareholders who tender conditionally and for whom the condition is not satisfied. See sections 1, 2 and 6 of the Offer to Purchase. All shares not purchased pursuant to the offer, including shares tendered at prices greater than the purchase price and shares not purchased because of proration or because they were conditionally tendered and not accepted for purchase will be returned to the tendering shareholders at The Wilber Corporation's expense as promptly as practicable following the expiration date of the offer.

         We are the owner of record of shares held for your account. Therefore, we are the only ones who can tender your shares, and then only pursuant to your instructions. We are sending you the Letter of Transmittal (blue document) for your information only; you cannot use it to tender shares we hold for your account. To tender your shares held by us, please complete and execute the enclosed Instruction Form in the Letter of Transmittal.

         Please instruct us as to whether you wish us to tender any or all of the shares we hold for your account on the terms and subject to the conditions of the offer.

         We call your attention to the following:

         1. You may tender shares at prices not in excess of $11.40 nor less than $9.90 per share as indicated in the enclosed Instruction Form in the Letter of Transmittal, net to you in cash.

         2. You may tender your shares conditioned upon The Wilber Corporation purchasing all or a minimum number of your shares.

         3. The offer is not conditioned on any minimum number of shares being tendered pursuant to the offer.

         4. The offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City Time, on May 4, 2006, unless The Wilber Corporation extends the offer.

         5. The offer is for 650,000 shares, constituting approximately 5.8% of the shares outstanding as of March 17, 2006.

         6. Tendering shareholders will not be obligated to pay any brokerage commissions, solicitation fees, or, subject to instruction 7 of the Letter of Transmittal, stock transfer taxes on The Wilber Corporation's purchase of shares pursuant to the offer.

         7. If you beneficially held, as of the close of business on March 17, 2006 an aggregate of fewer than 100 shares and you continue to beneficially own as of the expiration date of the offer an aggregate of fewer than 100 shares, and (i) you instruct us to tender on your behalf all your shares at or below the purchase price before the expiration date of the offer and (ii) complete the box captioned "Odd Lots" in the enclosed Instruction Form, then The Wilber Corporation, upon the terms and subject to the conditions of the offer, will accept all your shares for purchase before proration, if any, of the purchase of other shares validly tendered at or below the purchase price.

         8. If you wish to tender portions of your shares at different prices, you must complete a separate Instruction Form for each price at which you wish to tender each portion of your shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept. You cannot, however, tender the same shares at different prices.

         If you wish to have us tender any or all of your shares, please so instruct us by completing, executing, detaching and returning to us the enclosed Instruction Form. An envelope to return your Instruction Form to us is enclosed. If you authorize us to tender your shares, we will tender all your shares unless you specify otherwise on the enclosed Instruction Form.

         Your instruction form should be forwarded to us in ample time to permit us to submit a tender on your behalf on or before the expiration date of the offer. The offer, proration period and withdrawal rights expire at 5:00 p.m., New York City Time, on May 4, 2006, unless the company extends the offer.

         As described in section 1 of the Offer to Purchase, if more than 650,000 shares have been validly tendered at prices at or below the purchase price and not withdrawn on or prior to the expiration date, as defined in the Offer to Purchase, The Wilber Corporation will purchase properly tendered shares on the basis set forth below:

               (a) first, all shares validly tendered and not withdrawn on or prior to the expiration date by or on behalf of any shareholder who owned beneficially, as of the close of business on March 17, 2006 and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares who:

                  (1) validly tenders all of the shares at a price at or below the purchase price - partial and conditional tenders will not qualify for this preference; and

                  (2) completes the box captioned "Odd Lots" on the Letter of Transmittal; and

               (b) second, after purchase of all of the forgoing shares, all shares validly tendered from other shareholders who properly tender their shares at prices at or below the purchase price, and who do not withdraw them prior to the expiration of the offer, other than shareholders who tender conditionally, and for whom the condition is not satisfied, on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described in sections 1, 2 and 6 of the Offer to Purchase.

         You may condition your tender on The Wilber Corporation purchasing a minimum number of your tendered shares. In such case, if as a result of the proration provisions in the Offer to Purchase The Wilber Corporation would purchase less than the minimum number of your shares, then The Wilber Corporation will not purchase any of your shares, except as provided in the next sentence. If so many conditional tenders would be deemed withdrawn that the total number of shares to be purchased falls below 650,000 shares, then to the extent feasible, The Wilber Corporation will select enough of the conditional tenders that would otherwise have been so withdrawn to permit The Wilber
Corporation to purchase 650,000 shares. In selecting among the conditional tenders, The Wilber Corporation will select by lot and will limit its purchase in each case to the minimum number of shares designated. See sections 1 and 6 of the Offer to Purchase.

         The offer is being made to all holders of shares. The Wilber Corporation is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If The Wilber Corporation becomes aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, The Wilber Corporation will make a good faith effort to comply with the law. If, after a good faith effort, The Wilber Corporation cannot comply with the law, the offer will not be made to, nor will tenders be accepted from or on behalf of, holders of shares residing in that jurisdiction. In any jurisdiction the securities or blue sky laws of which require the offer to be made by a licensed broker or dealer, the offer is being made on The Wilber Corporation's behalf by the dealer manager/information agent or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                                                             Exhibit (a)(2)(iii)


                                                          The Wilber Corporation


            GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                         NUMBER ON SUBSTITUTE FORM W-9


Guidelines for determining the proper identification number to give the Payer.

Social Security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000. The table below will help determine the number to give the payer.


Purpose of Form

A person who is required to file an information return with the IRS, must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

U.S. person. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

         1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

         2. Certify that you are not subject to backup withholding, or

         3. Claim exemption from backup withholding if you are a U.S. exempt payee. In 3 above, if applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

For federal tax purposes, you are considered a person if you are:

o An individual who is a citizen or resident of the United States,

o A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or

o Any estate (other than a foreign estate) or trust. See Regulations sections 301.7701-6(a) and 7(a) for additional information.

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

o The U.S. owner of a disregarded entity and not the entity,

o The U.S. grantor or other owner of a grantor trust and not the trust, and

o The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes.

         If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

         1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

         2. The treaty article addressing the income.

         3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

    If you are a nonresident alien or a foreign entity not subject to backup withholding give the requester the appropriate completed Form W-8. What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments (after December 31, 2002). This is called "backup withholding." Payments that may be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

--------------------------------------------------------------------------------
Form W-9                         Cat. No. 10231X         Form W-9 (Rev. 11-2005)
(Rev. November 2005)
Department of the Treasury
Internal Revenue Service

Form W-9 (Rev. 11-2005)                                                   Page 2
--------------------------------------------------------------------------------

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if:

         1. You do not furnish your TIN to the requester,

         2. You do not certify your TIN when required (see the Part II instructions on page 4 for details),

         3. The IRS tells the requester that you furnished an incorrect TIN,

         4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

         5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding.

See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules regarding partnerships on page 1.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Name If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

         If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

         Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

         Limited liability company (LLC). If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line. Check the appropriate box for your filing status (sole proprietor, corporation, etc.), then check the box for "Other" and enter "LLC" in the space provided.

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note.  You  are  requested  to  check  the   appropriate  box  for  your  status
(individual/sole proprietor,  corporation, etc.).

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt from backup withholding" box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. Exempt payees. Backup withholding is not required on any payments made to the following payees:

         1. An organization  exempt from tax under section 501(a), any IRA, or a
custodial   account  under  section  403(b)(7)  if  the  account  satisfies  the requirements of section 401(f)(2),

         2. The United States or any of its agencies or instrumentalities,

         3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

         4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

         5.  An   international   organization   or  any  of  its   agencies  or
instrumentalities.

Other payees that may be exempt from backup withholding include:

         6. A corporation,

         7. A foreign central bank of issue,

         8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

         9. A futures commission merchant registered with the Commodity Futures Trading Commission,

         10. A real estate investment trust,

         11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

         12. A common trust fund operated by a bank under section 584(a),

         13. A financial institution,

         14. A middleman known in the investment community as a nominee or custodian, or

         15. A trust exempt from tax under section 664 or described in section 4947.

Form W-9 (Rev. 11-2005)                                                   Page 3
--------------------------------------------------------------------------------

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.
--------------------------------------------------------------------------------
IF the payment is for . . .                    THEN the payment is exempt
                                               for . . .
--------------------------------------------------------------------------------
Interest and dividend payments                 All exempt recipients except
                                               for 9
--------------------------------------------------------------------------------
Broker transactions                            Exempt recipients 1 through 13.
                                               Also, a person registered under
                                               the Investment Advisers Act of
                                               1940 who regularly acts as a
                                               broker
--------------------------------------------------------------------------------
Barter exchange transactions                   Exempt recipients 1 through 5
and patronage dividends
--------------------------------------------------------------------------------
Payments over $600 required                    Generally, exempt recipients
to be reported and direct                      1 through 7 (2)
sales over $5,000 (1)
--------------------------------------------------------------------------------
(1) See Form 1099-MISC, Miscellaneous Income, and its instructions.
(2) However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees; and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification
Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

         If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

         If you are a single-owner LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter your SSN (or EIN, if you have one). If the LLC is a corporation, partnership, etc., enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

         If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt recipients, see Exempt From Backup Withholding on page 2.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

         1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

         2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

         3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

         4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

         5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

Form W-9 (Rev. 11-2005)                                                   Page 4
--------------------------------------------------------------------------------
What Name and Number To Give the
Requester
--------------------------------------------------------------------------------
For this type of account:             Give name and SSN of:
--------------------------------------------------------------------------------
1.  Individual                        The individual

2.  Two or more individuals (joint    The actual owner of the account
    account)                          or, if combined funds,  the first
                                      individual on the account 1

3.  Custodian account of a minor      The minor 2
    (Uniform Gift to Minors Act)

4.  a. The usual  revocable           The  grantor-trustee 1
      savings trust (grantor is
      also trustee)

    b. So-called  trust  account      The actual owner 1
      that is not a legal or valid
      trust under state law

5.  Sole proprietorship or            The owner 3
    single-owner LLC

--------------------------------------------------------------------------------
For this type of account:             Give name and EIN of:
--------------------------------------------------------------------------------

6.  Sole proprietorship or            The owner 3
    single-owner LLC

7.  A valid trust, estate, or         Legal entity 4
    pension trust

8.  Corporate or LLC electing         The corporation
    corporate status on Form
    8832

9.  Association, club, religious,     The organization
    charitable,  educational, or
    other tax-exempt organization

10. Partnership or multi-member       The partnership LLC

11. A broker or registered            The broker or nominee nominee

12. Account with the Department       The public entity of
    Agriculture in the name of
    a public entity (such as a
    state or local government,
    school district, or prison) that
    receives agricultural program
    payments

--------------------------------------------------------------------------------

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.
2 Circle the minor's name and furnish the minor's SSN.
3 You must show your individual name and you may also enter your business or "DBA" name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, IRS encourages you to use your SSN.
4 List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules regarding partnerships on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

--------------------------------------------------------------------------------
Privacy Act Notice
Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.
You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

                                                              Exhibit (a)(2)(iv)

                             THE WILBER CORPORATION



                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

         1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm that is an eligible institution because it is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union which has membership in an approved signature guarantee medallion program. Signatures on this Letter of Transmittal need not be guaranteed (i) if this Letter of Transmittal is signed by the registered holder(s) of the shares, which term, for purposes of this document, shall include any participant in the book-entry transfer facility whose name appears on a security position listing as the owner of shares, tendered herewith and such holder(s) have not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on this Letter of Transmittal or (ii) if the shares are tendered for the account of an eligible institution. See instruction 6.

         2. Delivery of Letter of Transmittal and Shares. This Letter of Transmittal or, in the case of a book-entry transfer, an agent's message, as defined below, is to be used either if certificates are to be forwarded herewith or if delivery of shares is to be made by book-entry transfer pursuant to the procedures set forth in Section 3 of the Offer to Purchase. Certificates for all physically delivered shares, or a confirmation of a book-entry transfer into the depositary's account at the book-entry transfer facility of all shares delivered electronically, as well as a properly completed and duly executed Letter of Transmittal, or a manually signed copy thereof, and any other documents required by this Letter of Transmittal, must be received by the depositary at the address set forth on the front page of this Letter of Transmittal on or prior to the expiration date, as defined in the Offer to Purchase. The term "agent's message" means a message transmitted by the book-entry transfer facility to, and received by, the depositary and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the shares, that such participant has received and agrees to be bound by the terms of this Letter of Transmittal and that The Wilber Corporation may enforce the agreement against the participant.

         The method of delivery of this Letter of Transmittal, share certificates and all other required documents is at the option and risk of the tendering stockholder, and delivery will be deemed made only when actually received by the depositary. If certificates for shares are sent by mail, registered mail with return receipt requested, properly insured, is recommended.

         Except as specifically permitted by Section 6 of the Offer to Purchase, no alternative or contingent tenders will be accepted. See Section 1 of the Offer to Purchase. By executing this Letter of Transmittal, or a facsimile thereof, the tendering stockholder waives any right to receive any notice of the acceptance for payment of the shares.

         3. Inadequate Space. If the space provided herein is inadequate, the certificate numbers and/or the number of shares should be listed on a separate signed schedule attached to this Letter of Transmittal.

         4. Partial Tenders; Not Applicable to Stockholders Who Tender by Book-Entry Transfer. If fewer than all the shares represented by any certificate delivered to the depositary are to be tendered, fill in the number of shares that are to be tendered in the box entitled "Number of Shares Tendered." In this case, a new certificate for the remainder of the shares represented by the old certificate will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the "Special Payment Instructions" or "Special Delivery Instructions" boxes on this Letter of Transmittal, as promptly as practicable following the expiration or termination of the offer. All shares represented by certificates delivered to the depositary will be deemed to have been tendered unless otherwise indicated.

         5. Indication of Price at Which Shares are Being Tendered. For shares to be validly tendered, the stockholder must check the box indicating (i) the price per share at which he or she is tendering shares under "Price (In Dollars) Per Share at Which Shares Are Being Tendered" in this Letter of Transmittal, or
(ii) that the person is tendering shares at the purchase price determined by The Wilber Corporation pursuant to the terms of the offering under this heading. Only one box may be checked. If more than one box is checked or if no box is
                               -------------------------------------------------
checked,  there is no valid tender of shares.  A  stockholder  wishing to tender
--------------------------------------------------------------------------------
portions  of his or her share  holdings  at  different  prices  must  complete a
--------------------------------------------------------------------------------
separate  Letter  of  Transmittal  for each  price at which he or she  wishes to
--------------------------------------------------------------------------------
tender each  portion of his or her shares.  The same shares  cannot be tendered,
-----------------------------------------
unless previously validly withdrawn as provided in Section 4 of the Offer to Purchase, at more than one price.

         6. Signatures on Letter of Transmittal; Stock Powers and Endorsements. If this Letter of Transmittal is signed by the registered holder(s) of the shares hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without alteration, enlargement or any change whatsoever.

         If any of the shares hereby are held of record by two or more persons, all persons must sign this Letter of Transmittal.

         If any of the shares tendered hereby are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate letters of transmittal as there are different registrations of certificates.

         If this Letter of Transmittal is signed by the registered holder(s) of the shares tendered hereby, no endorsements of certificates or separate stock powers are required unless payment of the purchase price is to be made to, or shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s). Signatures on any such certificates or stock powers must be guaranteed by an eligible institution. See instruction 1.

         If this Letter of Transmittal is signed by a person other than the registered holder(s) of the shares tendered hereby, certificates evidencing the shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the registered holder(s) appear(s) on the certificates for the shares. Signature(s) on any such certificates or stock powers must be guaranteed by an eligible institution. See instruction 1.

         If this Letter of Transmittal or any certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, the person should so indicate when signing, and proper evidence satisfactory to The Wilber Corporation of the authority of the person so to act must be submitted.

         7. Stock Transfer Taxes. The Wilber Corporation will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any shares to it or its order pursuant to the offer. If, however, payment of the purchase price is to be made to, or shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder(s), or if tendered shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes, whether imposed on the registered holder(s), the other person or otherwise, payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of taxes, or exemption therefrom, is submitted. See Section 5 of the Offer to Purchase. Except as provided in this instruction 7, it will not be necessary to affix transfer tax stamps to the certificates representing shares tendered hereby.

         8. Special Payment and Delivery Instructions. If the check for the purchase price of any shares purchased is to be issued in the name of, and/or any shares not tendered or not purchased are to be returned to, a person other than the person(s) signing this Letter of Transmittal or if the check and/or any certificates for shares not tendered or not purchased are to be mailed to someone other than the person(s) signing this Letter of Transmittal or to an address other than that shown above in the box captioned "Description of Shares Tendered," then the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed. Stockholders tendering shares by book-entry transfer will have any shares not accepted for payment returned by crediting the account maintained by the stockholder at the book-entry transfer facility from which the transfer was made.

         9. Odd Lots. As described in the Offer to Purchase, if fewer than all shares validly tendered at or below the purchase price and not withdrawn on or prior to the expiration date are to be purchased, the shares purchased first will consist of all shares tendered by any stockholder who owned beneficially as of the close of business on March 17, 2006, and continues to own beneficially as of the expiration date, an aggregate of fewer than 100 shares and who validly and unconditionally tendered all the shares at or below the purchase price, including by not designating a purchase price as described above. Partial or conditional tenders of shares will not qualify for this preference. This preference will not be available unless the box captioned "Odd Lots" in this Letter of Transmittal is completed.

         10. Substitute Form W-9 and Form W-8. The tendering stockholder is required to provide the depositary with either a correct taxpayer identification number on Substitute Form W-9, which is provided under "Important Tax Information" below, or a properly completed Form W-8. Failure to provide the information on either Substitute Form W-9 or Form W-8 may subject the tendering stockholder to 28% federal income tax backup withholding on the payment of the purchase price. The box in Part 2 of Substitute Form W-9 may be checked if the tendering stockholder has not been issued a taxpayer identification number and has applied for a number or intends to apply for a number in the near future. If the box in Part 2 is checked and the depositary is not provided with a taxpayer identification number by the time of payment, the depositary will withhold 28% on all payments of the purchase price thereafter until a taxpayer identification number is provided to the depositary.

         11. Requests for Assistance or Additional Copies. Any questions or requests for assistance may be directed to the dealer manager/information agent at their telephone number and address listed in the Offer to Purchase. Requests for additional copies of the Offer to Purchase, this Letter of Transmittal or other tender offer materials may be directed to the dealer manager/information agent and copies will be furnished promptly at The Wilber Corporation's expense. Stockholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the offer.

         12. Irregularities. All questions as to the purchase price, the form of documents, and the validity, eligibility, including time of receipt, and acceptance of any tender of shares will be determined by The Wilber Corporation, in its sole discretion, and its determination shall be final and binding. The Wilber Corporation reserves the absolute right to reject any or all tenders of shares that it determines are not in proper form or the acceptance for payment of or payment for shares that may, in the opinion of The Wilber Corporation's counsel, be unlawful. Except as otherwise provided in the Offer to Purchase, The Wilber Corporation also reserves the absolute right to waive any of the conditions to the offer or any defect or irregularity in any tender of shares and The Wilber Corporation's interpretation of the terms and conditions of the offer, including these instructions, shall be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as The Wilber Corporation shall determine. None of The Wilber Corporation, the dealer manager/information agent, the depositary, or any other person shall be under any duty to give notice of any defect or irregularity in tenders, nor shall any of them incur any liability for failure to give any such notice. Tenders will not be deemed to have been made until all defects and irregularities have been cured or waived.

         IMPORTANT: THIS LETTER OF TRANSMITTAL, OR A MANUALLY SIGNED COPY THEREOF, TOGETHER WITH CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY, ON OR PRIOR TO THE EXPIRATION DATE.

IMPORTANT TAX INFORMATION

         Under federal income tax law, a stockholder whose tendered shares are accepted for payment is required to provide the depositary, as payer, with the stockholder's correct taxpayer identification number on Substitute Form W-9 on the reverse side of the Letter of Transmittal. If the stockholder is an individual, the taxpayer identification number is his or her social security number. For businesses and other entities, the number is the employer identification number. If the depositary is not provided with the correct taxpayer identification number or properly completed Substitute Form W-9, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service. In addition, payments that are made to such stockholder with respect to shares purchased pursuant to the offer may be subject to backup withholding. Certain stockholders, including, among others, all corporations and certain foreign individuals and entities, are not subject to these backup withholding and reporting requirements. In order for a noncorporate foreign stockholder to qualify as an exempt recipient, that stockholder must complete and sign a Form W-8, Certificate of Foreign Status, attesting to that stockholder's exempt status. The Form W-8 can be obtained from the depositary. Exempt stockholders, other than noncorporate foreign stockholders, should furnish their taxpayer identification number, write "Exempt" on the face of the Substitute Form W-9 below and sign, date and return the Substitute Form W-9 to the depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (green form) for additional instructions.

         If federal income tax backup withholding applies, the depositary is required to withhold 28% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of the tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

PURPOSE OF SUBSTITUTE FORM W-9 AND FORM W-8

         To avoid backup withholding on payments that are made to a stockholder with respect to shares purchased pursuant to the offer, the stockholder is required to notify the depositary of his or her correct taxpayer identification number by completing the Substitute Form W-9 included in this Letter of Transmittal certifying that the taxpayer identification number provided on Substitute Form W-9 is correct and that (i) the stockholder has not been notified by the Internal Revenue Service that he or she is subject to federal income tax backup withholding as a result of failure to report all interest or dividends or (ii) the Internal Revenue Service has notified the stockholder that he or she is no longer subject to federal income tax backup withholding. Foreign stockholders must submit a properly completed Form W-8 in order to avoid the applicable backup withholding; provided, however, that backup withholding will not apply to foreign stockholders subject to 30%, or lower treaty rate, withholding on gross payments received pursuant to the offer.

WHAT NUMBER TO GIVE THE DEPOSITARY

         The stockholder is required to give the depositary the social security number or employer identification number of the registered owner of the shares. If the shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (green form) for additional guidance on which number to report.

                                                               Exhibit (a)(2)(v)

                            THE WILBER CORPORATION

April 4, 2006


Dear Shareholders of The Wilber Corporation:

         Over time, The Wilber Corporation's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our shareholders, we have determined that a repurchase of our own shares at this time would be in the best interests of our shareholders. The board of directors has approved a repurchase of 650,000 shares of The Wilber Corporation's common stock, or 5.8% of our 11,145,937 outstanding shares. A copy of the Offer to Purchase dated April 4, 2006 is enclosed.

         We are conducting the offer through a procedure referred to as a "Modified Dutch Auction." This procedure allows you to select the price at which you are willing to sell, or tender, all or part of your shares within a price range of not more than $11.40 per share and not less than $9.90 per share. Upon expiration of the offer, we will select the lowest purchase price from those shares tendered that will allow us to buy 650,000 shares. All shares purchased in the offer will receive the same purchase price, even those shares that are tendered below the purchase price. In addition, if you own less than 100 shares and tender all of your shares at or below the purchase price, you will receive priority and have all of your shares purchased even if more than 650,000 shares are tendered. No brokerage fees or commissions will be charged to you if you tender your shares.

         We encourage each shareholder to read carefully the Offer to Purchase and related materials. Neither The Wilber Corporation nor our board of directors has made any recommendation whether to tender shares to us and we have not authorized any person to make such recommendation. You should make your decision independently after consulting with your advisors.

         To assist us with this offer, we have engaged Sandler O'Neill & Partners, L.P. to serve as our dealer manager and information agent. Representatives from Sandler O'Neill may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call Sandler O'Neill toll free at (800) 635-6851.

         Unless otherwise extended, the offer will expire at 5:00 p.m., New York City Time, on May 4, 2006. We again encourage you to read carefully the enclosed material.

         As always, we appreciate your interest in The Wilber Corporation.

                                                     Sincerely,

                                                     /s/ Douglas C. Gulotty

                                                     Douglas C. Gulotty
                                                     President and Chief
                                                     Executive Officer

                                                              Exhibit (a)(2)(vi)
                          NOTICE OF GUARANTEED DELIVERY
                                       OF
                             SHARES OF COMMON STOCK
                                       OF
                             THE WILBER CORPORATION


         This form, or a facsimile hereof, must be used in connection with your tender of shares if:

         (a) the certificates for your shares of common stock of The Wilber Corporation are not immediately available;

         (b) time will not permit the Letter of Transmittal and other required documents to be delivered to the Depositary on or before 5:00 p.m., New York City Time, on May 4, 2006 (the "Expiration Date"); or

         (c) the procedures for book-entry transfer cannot be completed on a timely basis.

         This form may be delivered by hand, mail or facsimile transmission to the Depositary, and must be received by the Depositary, along with a properly completed Letter of Transmittal on or before the Expiration Date.

                               The Depositary is:

                         REGISTRAR AND TRANSFER COMPANY

                        Facsimile Number: (908) 497-2311
                 Confirm by Telephone: (800) 525-7686 ext. 2625
                  For Account Information Call: (800) 368-5948

                         By Mail or Overnight Delivery:
                         Registrar and Transfer Company
                           Attn: Reorg/Exchange Dept.
                                10 Commerce Drive
                           Cranford, New Jersey 07016


--------------------------------------------------------------------------------
         Delivery of this form to an  address  other than as set forth bove or transmission via facsimile to a number other than one isted above does not constitute a valid delivery.
--------------------------------------------------------------------------------


Ladies and Gentlemen:

         The undersigned hereby surrenders to Registrar and Transfer Company, the Depositary, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal, receipt of which are hereby acknowledged, the number of shares of common stock of The Wilber Corporation set forth on the reverse side pursuant to the guaranteed delivery procedures outlined in the section of the Offer to Purchase entitled "Procedure For Tendering Shares."

--------------------------------------------------------------------------------

Number of Shares to be Surrendered:
                                   ----------------------------------
Certificate Nos. (if available):
                                 ------------------------------------

        Check box if shares will be surrendered by book-entry transfer.
        DTC Account Number:
                           ------------------------------------------
Name(s) of Record Holder(s):
                             ---------------------------------------------------
Address:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Area Code and Telephone Number: (       )

Social Security Number:    -  -    or Tax identification number: -
                       -----------                                --------------

Dated:
       ------------------------------           --------------------------------

                                                --------------------------------
                                                         Signature(s)

--------------------------------------------------------------------------------
                                    GUARANTEE

         The undersigned, a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office, branch, or agency in the United States, hereby guarantees to deliver to the Depositary certificates representing the shares tendered hereby, in proper form for transfer (or surrender shares pursuant to the procedure for book-entry transfer into the Depositary's account at The Depository Trust Company), together with any other required document, within three business days after the Expiration Date.

Name of Firm:
             -------------------------          --------------------------------

(authorized signature)
Address:
         -----------------------------------------------------------------------

--------------------------------------------------------------------------------
City                                        State                       Zip Code


Area Code and Tel. No.:                          Dated:                   , 2006
                        -----------------------         ------------------

--------------------------------------------------------------------------------

This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal requires a Medallion Signature Guarantee, such guarantee must appear in the applicable space provided on the Letter of Transmittal. Certificates should be sent to the address on the front of this form, and must be received by Depositary no later than three business days after the Expiration
                                        ----------------------------------------
Date.
----

                                                             Exhibit (a)(2)(vii)

================================================================================
                             THE WILBER CORPORATION
                        ANNOUNCES MODIFIED DUTCH AUCTION
              TO PURCHASE UP TO 650,000 SHARES OF OUTSTANDING STOCK

                              FOR IMMEDIATE RELEASE
================================================================================
Oneonta, New York

DATE:    April 4, 2006
FROM:    Douglas C. Gulotty, President and CEO
PHONE:   607-433-4172


         ONEONTA, NEW YORK: The Wilber Corporation ("GIW")(Amex(R)), the parent company of Wilber National Bank, today announced that it intends to repurchase up to 650,000 shares, or approximately 5.8%, of its 11,145,937 shares of common stock currently outstanding, through a modified Dutch auction issuer tender offer.

         Under the Modified Dutch Auction format, shareholders will have the opportunity to sell part or all of their shares to the Company at the cash purchase price selected by the shareholder of not less than $9.90 per share nor greater than $11.40 per share. Upon expiration of the offer, the Company will select the lowest purchase price that will permit it to buy the desired number of shares. All shares purchased will be purchased at the same price, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the price, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro-ration and other shares will be purchased pro rata. Shareholders of record will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by Wilber. The offer is not conditioned on a minimum number of shares being tendered. Wilber will pay for the shares purchased and for all related fees and expenses out of available funds and cash on hand. The offer to purchase shares will begin on April 4, 2006 and expire on May 4, 2006, unless extended. Shares tendered into the offer may be withdrawn at any time before the expiration date of the offer. On March 17, 2006, the closing sale price for the Company's common stock as reported on the Amex(R) was $10.00.

         Commenting on the tender offer, Douglas C. Gulotty, the Company's President and Chief Executive Officer said: "Over time, The Wilber Corporation's profitable operations have contributed to the growth of a capital base that exceeds all applicable regulatory standards and the amount of capital needed to support our banking business. After evaluating a variety of alternatives to utilize this strong capital base more effectively and to maximize value to our shareholders, we have determined that a repurchase of our own shares at this time would be in the best interests of our shareholders."

NEITHER THE WILBER CORPORATION NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of The Wilber Corporation's common stock. The offer is made solely by the Offer to Purchase, dated April 4, 2006, and the related Letter of Transmittal. Each shareholder is urged to consult his or her tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data is being mailed to shareholders commencing on or about April 4, 2006. You should read the Offer to Purchase and the Letter of Transmittal carefully because they contain important information. The documents will be available free of charge at the website of the United States Securities and Exchange Commission at www.sec.gov. The documents may also be obtained free of charge from The Wilber Corporation (607) 432-1700 or from the dealer manager/information agent for the offer, Sandler O'Neill & Partners, L.P. at (800) 635-6851 and The Wilber Corporation's website at "www.wilberbank.com."

         The Wilber Corporation is a single bank holding company headquartered in Oneonta, New York serving the financial needs of the communities of the Western Catskills and Eastern Southern Tier of New York. The Wilber Corporation is the parent of Wilber National Bank, a national bank chartered in 1874 with 20 branch offices located in Otsego, Delaware, Schoharie, Ulster, Chenango and Broome Counties and two loan production office located in Kingston and Syracuse, New York.

NOTE: This press release may contain certain statements which are not historical facts or which concern the Company's future operations or economic performance and which are to be considered forward-looking statements. Any such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company cautions that all forward-looking statements involve risk and uncertainties, and that actual results may differ from those indicated in the forward-looking statements as a result of various factors, such as changing economic and competitive conditions and other risk and uncertainties. In addition, any statements in this news release regarding historical stock price performance are not indicative of or guarantees of future price performance.

                                                            Exhibit (a)(2)(viii)


         This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The offer is made solely by the offer to purchase, dated April 4, 2006, and the related letters of transmittal, and any amendments or supplements thereto. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on behalf of The Wilber Corporation by Sandler O'Neill & Partners, L.P., the dealer manager and information agent for the tender offer, or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

                     NOTICE OF OFFER TO PURCHASE FOR CASH BY

                             THE WILBER CORPORATION

        UP TO 650,000 SHARES OF ITS COMMON STOCK, AT A PURCHASE PRICE NOT
               GREATER THAN $11.40 NOR LESS THAN $9.90 PER SHARE

         The Wilber Corporation, a New York corporation ("Wilber"), is offering to purchase for cash up to 650,000 shares of its common stock ("Common Stock"), par value $0.01 per share, upon the terms and subject to the conditions set forth in the offer to purchase, dated April 4, 2006 (the "Offer to Purchase") and the accompanying letter of transmittal (the "Letter of Transmittal"), as each may be amended and supplemented from time to time. Wilber is inviting its stockholders to tender their shares at prices specified by the tendering stockholder that are not greater than $11.40 nor less than $9.90 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer.

         THE TENDER OFFER IS SUBJECT TO CERTAIN CONDITIONS SET FORTH IN THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL.

         THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, MAY 4, 2006, UNLESS WILBER EXTENDS THE TENDER OFFER.

         THE BOARD OF DIRECTORS OF WILBER HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WILBER NOR ITS BOARD OF DIRECTORS IS MAKING ANY RECOMMENDATION TO ITS STOCKHOLDERS AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES OR AS TO THE PRICE OR PRICES AT WHICH STOCKHOLDERS MAY CHOOSE TO TENDER THEIR SHARES. STOCKHOLDERS MUST MAKE THEIR OWN DECISIONS AS TO WHETHER TO TENDER THEIR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH THEY SHOULD TENDER THEIR SHARES. IN SO DOING, STOCKHOLDERS SHOULD READ CAREFULLY THE INFORMATION IN THE OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING WILBER'S REASONS FOR MAKING THE TENDER OFFER.

         Based upon the number of shares tendered and the prices specified by the tendering stockholders, Wilber will determine, upon the terms and subject to the conditions of the tender offer, the lowest single price within the $11.40 to $9.90 range that will allow it to buy 650,000 shares of Common Stock or such fewer number of shares of Common Stock as are properly tendered within that price range and not properly withdrawn. Wilber will purchase all shares properly tendered, and not properly withdrawn, prior to the "expiration date" (as defined below) at the relevant purchase price, upon the terms and subject to the conditions of the tender offer including the "odd lot," proration and conditional tender provisions described in the Offer to Purchase.

         Wilber will not pay any interest on the purchase price for the shares, regardless of any delay in making payment. Wilber will acquire all shares of Common Stock acquired in the tender offer at the relevant purchase price regardless of whether the stockholder selected a lower price. The term "expiration date" means 5:00 p.m., New York City time, on Tuesday, April 4, 2006, unless and until Wilber, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term "expiration date" shall refer to the latest time and date at which the tender offer, as so extended by Wilber, shall expire. Wilber reserves the right, in its sole discretion, to purchase more than 650,000 shares of Common Stock pursuant to the tender offer, as described in the Offer to Purchase, and subject to applicable law.

         For purposes of the tender offer, Wilber will be deemed to have accepted for payment, and therefore purchased, shares properly tendered (and not properly withdrawn) at or below the relevant purchase price, subject to the odd lot, proration and conditional tender provisions of the tender offer, only when, as and if Wilber gives oral or written notice to Registrar and Transfer Company, the depositary for the tender offer (the "Depositary"), of its acceptance for payment of shares under the tender offer. Wilber will make payment for shares tendered and accepted for payment under the tender offer only after timely receipt by the Depositary of certificates for such shares or of timely confirmation of a book-entry transfer of such shares into the Depositary's account at the "book-entry transfer facility" (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or in the case of a book-entry transfer, an "agent's message" (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

         Upon the terms and subject to the conditions of the tender offer, if more than 650,000 shares of Common Stock have been properly tendered and not properly withdrawn prior to the expiration date at prices at or below the applicable purchase price, Wilber will purchase properly tendered shares of each class on the following basis:

         - First, from all holders of "odd lots" (holders of less than 100 shares of Common Stock) who properly tender all their shares at or below the purchase price selected by Wilber and do not properly withdraw them before the expiration date (partial and conditional tenders will not qualify for this preference);

         - Second, on a pro rata basis from all other stockholders who properly tender shares at or below the applicable purchase price selected by Wilber with respect to such shares, other than stockholders who tender conditionally and whose conditions are not satisfied; and

         Wilber will return all other tendered shares that it has not purchased promptly after the expiration date.

         Wilber expressly reserves the right, in its sole discretion, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares of Common Stock by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date.

During any such extension, all shares of Common Stock previously tendered and not properly withdrawn will remain subject to the tender offer and to the right of a tendering stockholder to withdraw such stockholder's shares.

         Wilber's management and Board of Directors have thoroughly evaluated Wilber's operations, financial condition, capital needs, strategy and expectations for the future and believe that the tender offer is a prudent use of its financial resources, given its business profile and strategic plan, and that investing in its own shares is an attractive use of capital and an efficient means to provide value to its stockholders. Wilber believes that it has adequate sources of capital to complete the share repurchase, while operating its business and pursuing strategic opportunities. Following the purchase of the shares, Wilber believes that funds provided by earnings, combined with other sources of liquidity, will be fully adequate to meet its funding needs for the foreseeable future. Upon completion of the Offer to Purchase, Wilber expects that it and its wholly owned subsidiary, Wilber National Bank, will continue to maintain the highest regulatory capital standards. The tender offer represents the opportunity for Wilber to return cash to stockholders who elect to tender their shares of Common Stock at a premium over the recent trading prices for the shares without the usual transaction costs associated with open market sales, while at the same time increasing non-tendering stockholders' proportionate interest in Wilber and thus in Wilber's future earnings and assets at no additional cost to them. Wilber believes the tender offer, if completed, will be accretive to currently projected earnings per share, although there can be no assurance of this.

         Generally, a stockholder will be subject to U.S. federal income taxation when the stockholder receives cash from Wilber in exchange for the shares that the stockholder tenders.

         Tenders of shares under the tender offer are irrevocable, except that such shares may be withdrawn at any time prior to the expiration date and, unless previously accepted for payment by Wilber under the tender offer, may also be withdrawn at any time after 12:00 Midnight, New York City time, on Wednesday, May 31, 2006. For such withdrawal to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at its address set forth on the back cover page of the Offer to Purchase. Stockholders who have submitted multiple Letters of Transmittal with respect to tenders at different prices must submit separate notices of withdrawal corresponding to each such Letter of Transmittal previously submitted in order to properly withdraw their shares. Any such notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of such shares.

         If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of such certificates, the certificate numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an "eligible guarantor institution" (as defined in the Offer to Purchase), unless such shares have been tendered for the account of an eligible guarantor institution. If shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn shares and must otherwise comply with such book-entry transfer facility's procedures.

         Wilber will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding. None of Wilber, Registrar and Transfer Company, as the Depositary, Sandler O'Neill & Partners, L.P., as the information agent/dealer manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.

         The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

         Wilber is mailing promptly the Offer to Purchase and the related Letter of Transmittal to record holders of shares whose names appear on Wilber's stockholder list and will furnish the Offer to Purchase and the related Letter of Transmittal to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of shares.

         THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD READ CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. Stockholders may obtain additional copies of the Offer to Purchase and Letter of Transmittal from the dealer manager/information agent at the address and telephone number set forth below. The dealer manager/information agent will promptly furnish to stockholders additional copies of these materials at Wilber's expense.


         Please direct any questions or requests for assistance to the dealer manager/information agent at the telephone number and address set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the notices of guaranteed delivery to the dealer manager/information agent at the telephone number and address set forth below or view these documents at Wilber's website at "www.wilberbank.com".


         Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, please contact the Depositary.

                  The Depositary for the Offer to Purchase is:

                         Registrar and Transfer Company
                                10 Commerce Drive
                           Cranford, New Jersey 07016
                            Telephone (800) 368-5948

       The dealer manager/information agent for the Offer to Purchase is:

                        Sandler O'Neill & Partners, L.P.
                           919 Third Avenue, 6th Floor
                               New York, NY 10022
                            Telephone: (800) 635-6851

                                  Exhibit (d)

                                BRIAN R. WRIGHT
                           INTANGIBLE PROPERTY TRUST

      THIS TRUST AGREEMENTS, dated the 22nd day of December, 2003 is made between Brian R. Wright, Jupiter, Florida ("Settlor") and Wilber National Bank, Oneonta, New York ("Trustee").

      I, Brian R. Wright, intend by this Agreement to create an irrevocable trust of the sum of Ten dollars ($10.00), and Trustee is willing to administer the same in accordance with the terms of this Agreement. I therefore assign, transfer and deliver such property to Trustee, and trustee hereby acknowledges the receipt of such property, IN TRUST, to hold, manage, invest and reinvest, to collect the income therefrom and to distribute the net income and principal in accordance with the terms of this Agreement.

      I. DURING MY LIFETIME.

         A.  Discretionary  Payments for My Benefit.  Whenever  Trustee deems it
             --------------------------------------
necessary or advisable during my lifetime, Trustee may pay so much of the income from the trust and so much of the principal thereof as may, in its sole discretion, be necessary or advisable for my support, my health or my comfort including, but not limited to, payment of income, gift and real estate taxes, insurance premiums, expenses of medical care, expenses of protecting and maintaining one or more residences, expenses of independent contractors providing services to or for my benefit, and wages of employees.

         B. Annual  Distribution.  Upon the  distribution  date in each calendar
            --------------------
year after 2003, Trustee shall distribute the balance of the trust property (excluding ten dollars ($10.00)) to met. The distribution date for a particular calendar year shall be the later of: (a) the date that is ninety (90) days after the last addition to the trust occurring in the calendar year immediately prior to the particular calendar year, or (b) March 1st of the particular calendar year. Trustee is not restricted as to the form or type of assets that must be distributed pursuant to this section.

         II. PAYMENTS AT MY DEATH. Upon my death, this trust shall terminate and Trustee shall distribute all them remaining trust assets to: (a) a revocable trust which is named as the residuary beneficiary of my Will if I have established such a trust prior to my death, or (b) to the personal representative of my estate if no such trust is in existence at my death.

      III. TRUSTEE'S COMPENSATION

         A.  Reasonable  Compensation.  Trustee  shall be  entitled  to  receive
             ------------------------
reasonable compensation for its services hereunder (which may be taken without judicial authorization at the time or times permitted under law) and as shall be agreed to with me. During my lifetime, annual commissions may be charged wholly to principal or wholly to income or partly to principal and partly to income in the discretion of Trustee.

         B.  Reimbursement  of  Expenses.   Trustee  shall  be  entitled  to  be
             ---------------------------
reimbursed for all expenses reasonably incurred by it in the administration of the trust, including legal fees, the fees of investment advisors and other similar expenses.

      IV. TRUST IRREVOCABLE. The trust hereby created is irrevocable, and I waive all right, power and authority to alter, amend, modify, revoke or terminate this Agreement.

      V. SUCCESSOR TRUSTEE.

         A.  Trustee  Resignation.  Any  Trustee  may  resign  at any time by an
             --------------------
acknowledged instrument delivered to me and to any Trustee appointed to succeed hereunder.

         B.  Appointment  of  Successor  Trustee.  Whenever  there is no  acting
             -----------------------------------
Trustee, my son, B. RICHARD WRIGHT, shall appoint a successor Trustee other than the Settlor or Settlor's spouse. The successor Trustee shall have all the powers given the originally named Trustee. No successor Trustee shall be personally liable for any act or omission or any predecessor. The appointment of a Successor Trustee shall be in writing signed in the presence of two witnesses and notarized.

         C.  Provisions  relating  to WILBER  NATIONAL  BANK.  In the event that
             -----------------------------------------------
Wilber National Bank (Trustee) is no longer owned by The Wilber Corporation, or there shall be any merger or consolidation of The Wilber Corporation or Wilber National Bank in which The Wilber Corporation or Wilber National Bank is not the continuing or surviving corporation, or the stockholders of The Wilber Corporation or Wilber National Bank approve any plan or proposal for the liquidation or dissolution of the Wilber Corporation or Wilber National Bank, then, in that event, the Settlor's son, B. RICHARD WRIGHT shall appoint a successor Trustee other than Settlor or Settlor's spouse.

      VI. GENERAL PROVISIONS AND FIDUCIARY POWERS.

         A.  Investment  Counsel.  The  Trustee may employ  investment  counsel;
             -------------------
consult with such counsel on any matters relating to the retention, sale, purchase, investment, or reinvestment of securities or other property; and pay such investment counsel reasonable compensation for its services in addition to the regular compensation of Trustee. Trustee may act upon or refrain from acting upon the advice of such investment counsel in whole or in part.

         B.  Powers. Trustee shall hold, manage,  care for and protect the trust
             ------
property and shall have the following powers and those now or hereafter conferred by law:

            1. To retain any property (including stock of any corporate Trustee hereunder or a parent, affiliate, subsidiary or successor of any corporate
Trustee) originally constituting the trust or subsequently added hereto, although not of a type, quality or diversification considered proper for trust investments; the Settlor specifically relieves Trustee from any liability for loss or diminution of value for retaining or failing to diversify any shares of stock transferred to the Trustee during the Settlor's lifetime, regardless of the existence of any statute requiring such diversification by a fiduciary;

            2. To invest and reinvest the trust property in bonds, stocks (including stocks or bonds of any corporate trustee hereunder or a parent or affiliate company), mortgages, bank deposits, options, future contracts, general partnership interests, limited partnership interests, limited liability company interests, shares of registered investment companies, notes or other property of any kind, domestic or foreign, suitable for the investment of trust funds, including any participation in any common trust fund; to deposit or arrange for the deposit of securities in a central depository;

            3. To cause any property belonging to the trust to be held or registered in Trustee's name or in the name of a nominee or in such other form as Trustee deems best without disclosing the trust relationship;

            4. To vote in person or by general or limited proxy, or refrain from voting, any corporate securities (including securities of any corporate trustee hereunder or a parent or affiliate company) for any purpose; to exercise or sell any subscription or conversion rights; to consent to and join in or oppose any voting trusts, reorganizations, consolidations, merger, foreclosure and liquidations and in connection therewith to deposit securities and accept and hold other property received therefore;

            5. To borrow money from any lender, extend or renew any existing indebtedness and pledge any property in the trust;

            6. To sell at public or  private  sale,  contract  to sell,  convey, exchange, transfer and otherwise deal with the trust property and any reinvestments thereof, and to sell put and covered call options, from time to time for such price and upon such terms as Trustee seems fit;

            7. To employ agents, attorneys and proxies and to delegate to them such powers as Trustee considers desirable;

            8. To compromise, contest, prosecute or abandon claims in favor of or against the trust;

            9. To distribute income and principal in cash or in kind, or partly in each;

            10. To determine in cases not covered by statute the allocation of receipts and disbursements between income and principal;

            11. To buy, sell and trade in securities of any nature, including short sales on margin and, for such purposes, may maintain and operate margin accounts with brokers and may pledge any securities held or purchased by them with such brokers as security for loans and advances made to Trustee;

            12. To perform other acts necessary or appropriate for the property administration of the trust, execute and deliver necessary instruments and give full receipts, and discharges; and

            13. Notwithstanding the foregoing provisions of this section, Trustee shall not purchase, acquire, accept or otherwise receive any real property in this trust.

         C.  Accounts.  Trustee  shall  render an  account of its  receipts  and
             --------
disbursements and a statement of assets to me within ninety days of the distribution date.

         D.  Administration  of Trust  Independent of Court. No trustee wherever
             ----------------------------------------------
acting shall be required to give bond or surety or be appointed by or account for the administration of any trust to any court. No statute with respect to underproductive property shall apply to any trust under this trust instrument. I recommend that trust registration be neither voluntarily accomplished by Trustee nor requested by any beneficiary.

         E.  Reduction  or Release of  Powers.  Trustee  shall have the power to
             --------------------------------
release or renounce any power, privilege, or right (including this power) or the power to reduce the scope and extent of any power, privilege or right (including this power). If there is more than one trustee acting hereunder, this power may be exercised by any one trustee, individually, or by all the trustee, collectively.

         F.  Trustee's  Certificate.  A certificate  signed by any trustee under
             ----------------------
this instrument and acknowledged by such trustee before a notary public shall be conclusive evidence upon all persons and for all purposes of the facts stated in the certificate respecting the terms of this instrument and the identity of the trustees who from time to time are serving under it.

         G.  Construction.  All  article  and  section  headings  used  are  for
             ------------
convenience only and shall not be resorted to for interpretation of this trust. Wherever the context so requires, the masculine, feminine or neuter gender shall include the other two genders, the singular shall include the plural and the plural shall include the singular.

         H. In creating this trust, I intend for the trust and the intangible personal property comprising the trust property not to be subject to Florida tax on intangible personal property, and for the trust to qualify under section 12C-2.0063 of the Florida Administrative Code. Accordingly, this Agreement shall be interpreted, managed, invested, administered and in all other respects governed consistent with my intent.

         I.  Governing  Law. All aspects of this trust,  including  such trust's
             --------------
validity, construction, and administration shall be governed by the law of the State of Flordia.

         J. Additions.  I may transfer or assign additional  property to Trustee
            ---------
to be held under this instrument, subject to the approval and acceptance by Trustee.

         K. Discretionary Trust Termination. Whenever, in the sole discretion of
            -------------------------------
Trustee, the purposes for which the trust was established can no longer be effectively carried out because of a change in the law affecting the trust and its beneficiaries or any other changes in circumstances which makes continuation of the trust unwarranted, Trustee may terminate such trust. In such event Trustee shall distribute the then remaining assets of the trust to me.

      VII. ACCEPTANCE. Trustee accepts the trust and agrees to perform its duties hereunder.

      IN WITNESS WHEREOF, I have signed this Irrevocable Trust Agreement.

Dated: December 22, 2003             /s/ Brian R. Wright
       -----------------             -------------------------------------------
                                     BRIAN R. WRIGHT, Settlor


                                     WILBER NATIONAL BANK, Trustee

Dated: December 22, 2003             By:  Herbert A. Simmerly
       -----------------                  --------------------------------------
                                     Its: Vice President & Senior Trust Officer
                                          --------------------------------------

      The foregoing instrument was on December 22, 2003, signed, published and declared by the said Settlor as his Trust in our presence, and we, at his request and in his presence, and in the presence of each other, have signed our names as Witnesses on the above date, believing the Settlor to be of sound mind and memory and not acting under constraint of any kind.


NAME                                         RESIDING AT:

/s/ Lisa R. Taube                            8203 SE Cumberland Circle
-----------------------------------          -----------------------------------
Witness                                      Hobe Sound, FL 33455
                                             -----------------------------------

/s/ Audrey Harris                            121 Rockingham Rd.
-----------------------------------          -----------------------------------
Witness                                      Jupiter, FL  33458
                                             -----------------------------------


STATE OF FLORIDA
COUNTY OF PALM BEACH

      I, BRIAN R. WRIGHT, declare to the officer taking my acknowledgment of this instrument, and to the subscribing witnesses, that I signed this instrument as my Trust.

                                              /s/ Brian R. Wright
                                              ----------------------------------
                                              BRIAN R. WRIGHT, Settlor